International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2015

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

MARCH 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	INTRODUCTION	3

II.	SUMMARY OF ALLOCABLE INCOME AND INCOME ALLOCATION	4

III.	BALANCE SHEET ANALYSIS	6

IV.	FINANCIAL RISK MANAGEMENT	7

V.	SUMMARY OF FAIR VALUE RESULTS	11

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the nine months ended		As of and for full year
	March 31, 2015	March 31, 2014	June 30, 2014
Lending Highlights (Section III)

Commitments[a]	$19,086	$10,166	$18,604
Gross disbursements[b]	14,705	14,809	18,761
Net disbursements[b]	8,008	7,789	8,948

Reported Basis

Income Statement (Section II)

Board of Governors-approved and other transfers	$659	$621	$676
Net loss	1,793	437	978

Balance Sheet (Section III)

Total assets	$346,050	$331,172	$358,883
Net investment portfolio	42,655	35,719	42,708
Net loans outstanding	151,855	151,065	151,978
Borrowing portfolio	155,167	145,346	152,643

Key Management Indicators

Allocable Income (Section II)	$528	$773	$769

Usable Equity[c] (Section IV)	$39,430	$40,684	$40,467

Equity-to-loans Ratio[d] (Section IV)	25.2%	25.9%	25.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

I.	Introduction

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2014 (FY14). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the nine months ended, March 31, 2015 and 2014, as well as for the fiscal year ended June 30, 2014. Certain reclassifications of prior year’s information have been made to conform with the current year’s presentation. (For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements).

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world and is one of the five institutions of the World Bank Group (WBG). The other institutions of the WBG are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. The WBG’s two main goals are to end extreme poverty and promote shared prosperity. To meet these goals, IBRD provides loans, guarantees, and technical assistance (including through reimbursable advisory services) for economic reform projects and programs. In addition, IBRD provides or facilitates financing through trust fund partnerships with bilateral and multilateral donors. IBRD’s ability to intermediate the funds it raises in international capital markets is important in helping it achieve its goals. IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities.

IBRD derives its financial strength from its capital base, through the support of its shareholders as well as its financial and risk management policies and practices. Shareholder support takes the form of capital subscriptions from members and their strong record in servicing their debt to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks – including credit and market risks.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.” All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the income statement. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported financial statements as the basis for deriving allocable income.

Fair Value

IBRD makes extensive use of financial instruments, including derivatives in its operations. In an attempt to address the asymmetry in the reported financial statements, whereby not all financial instruments are reported on the same basis, IBRD reflects all financial instruments at fair value in the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF), where IBRD uses derivatives to reduce the sensitivity of allocable income to short-term interest rates. Since fair value results constantly change in response to changes in the market environment and given IBRD’s intention to hold its primary assets and related funding to maturity (in its loan and borrowing portfolios), Management does not use the fair value results as a basis for making decisions on income allocation.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 3

Allocable Income

When looking at the long-term financial sustainability of IBRD, Management monitors IBRD’s capital adequacy and uses allocable income as the basis for making allocations from net income. Given IBRD’s intention to hold its primary assets and related funding to maturity, allocable income is calculated by excluding all unrealized mark-to-market gains and losses with the exception of those relating to the investment portfolio, which is a trading portfolio. As a result, for the non-trading portfolios, only the realized mark-to-market gains and losses related to the infrequent liquidation of these positions is included in allocable income. In addition, allocable income also reflects adjustments such as pension, as well as adjustments to exclude Board of Governors-approved and other transfers from reported net income, since in the case of the Board of Governors-approved and other transfers, these amounts have been funded from prior year’s allocable income (Table 1).

II.	Summary of Allocable Income and Income Allocation

Reported Net Income

For the first nine months of the fiscal year ending June 30, 2015 (FY15), IBRD had a net loss of $1.8 billion, versus a net loss of $0.4 billion during the same period in FY14. The $1.8 billion net loss was primarily due to $1.6 billion of unrealized mark-to-market losses on non-trading portfolios. These unrealized mark-to-market losses primarily relate to the derivatives associated with the loan portfolio and are consistent with the decline in interest rates during the period (See Table 11). Since loans are carried at amortized cost for reporting purposes, the economic offset to the loan related derivatives which are required to be reported at fair value under U.S. GAAP, is not reflected in the reported net income. However, in line with IBRD’s risk management policies, IBRD is immunized against interest rate movements on its loan and borrowing portfolios. In order to show the effect of these risk management policies, IBRD reflects its loans at fair value in the MD&A. See section V for more details.

Table 1 below provides a reconciliation between the reported net loss and allocable income. The key differences between these two measures relates to the treatment of Board of Governors-approved and other transfers, and unrealized mark-to market losses on non-trading portfolios, net.

Table 1: Condensed Statement of Net and Allocable Income

In millions of U.S. dollars
For the nine months ended March 31,	2015	2014	Variance
Interest revenue, net of funding costs
Interest margin	$632	$651	$(19)
Equity contribution[a]	824	934	(110)
Investments	(4)	89	(93)

Net interest revenue	$1,452	$1,674	$(222)

Provision for losses on loans and other exposures	(65)	(9)	(56)
Other income, net	22	42	(20)
Net non-interest expenses[b]	(923)	(971)	48
Board of Governors-approved and other transfers	(659)	(621)	(38)
Unrealized mark-to-market losses on non-trading portfolios, net[a,c]	(1,620)	(552)	(1,068)

Net loss	$(1,793)	$(437)	$(1,356)

Adjustments to reconcile net loss to allocable income:
Pension and other adjustments	42	37	5
Board of Governors-approved and other transfers	659	621	38
Unrealized mark-to-market losses on non-trading portfolios, net[a,c]	1,620	552	1,068

Allocable income	$528	$773	$(245)

a.	This includes the reclassification of net realized mark-to-market gains of $581 million and $432 million for the first nine months of FY15 and FY14, respectively, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution.
b.	Primarily composed of administrative expenses and reimbursable income.
c.	See Table 11.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

Allocable Income

The primary drivers of IBRD’s allocable income are interest earned on the loans funded by debt and revenue generated from IBRD’s equity (equity contribution), partially offset by changes in the provision for losses on loans and other exposures[1] and net non-interest expenses (Table 1 summarizes IBRD’s net income and provides a reconciliation to allocable income).

IBRD’s loans are funded by debt and equity. Revenue generated from IBRD’s equity is primarily comprised of the following: a) interest earned from loans funded by equity; b) net interest revenue from EMF positions (See Section IV); and c) realized mark-to-market gains from the unwinding of certain EMF positions.

Allocable income was $528 million for the first nine months of FY15, $245 million lower than the same period in FY14. The major variances between the periods are explained below:

Figure 1: Net Interest Revenue for the first nine months of Fiscal Year In billions of U.S. dollars

Equity Contribution:

During the first nine months of FY15, equity contribution was $824 million as compared with $934 million during the same period in FY14. The $110 million reduction in the equity contribution was primarily due to the decline in interest revenue on the EMF trades, consistent with the liquidation of EMF positions in earlier periods.

Investments:

During the first nine months of FY15, IBRD incurred a $4 million loss on its investment portfolio. This is in contrast to the $89 million of net income earned during the same period in FY14. The reduction in investment revenue was primarily due to the $62 million of unrealized mark-to-market losses related to the Heta Asset Resolution AG investment during the first nine months of FY15. This investment had a carrying value of $5 million as of March 31, 2015.

Provision for losses on loans and other exposures:

For the first nine months of FY15, there was a net charge of $65 million, primarily reflecting the change in credit quality of the loan portfolio. This compares with a net charge of $9 million in the same period in FY14, reflecting the impact of loans to Iran being restored to accrual status.

Income Allocation

The allocable income for FY14 was $769 million. Of this amount, on October 10, 2014, IBRD’s Board of Governors approved the transfer of $635 million to IDA and $134 million to Surplus. In addition, on the same date, IBRD’s Board of Governors approved a transfer of $15 million to the Global Infrastructure Facility (GIF) from Surplus. The transfers to IDA and GIF were made on October 14, 2014 and April 8, 2015, respectively.

[1]	Other exposures include loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 5

III.	Balance Sheet Analysis

Table 2: Condensed Balance Sheet

In millions of U.S. dollars
As of	March 31, 2015	June 30, 2014	Variance
Investments and due from banks	$49,099	$49,183	$(84)
Net loans outstanding	151,855	151,978	(123)
Receivable from derivatives	140,612	154,070	(13,458)
Other assets	4,484	3,652	832

Total assets	$346,050	$358,883	$(12,833)

Borrowings	$158,793	$161,026	$(2,233)
Payable for derivatives	137,058	146,885	(9,827)
Other liabilities	13,691	11,987	1,704
Equity	36,508	38,985	(2,477)

Total liabilities and equity	$346,050	$358,883	$(12,833)

Lending Highlights

IBRD’s principal assets are its loans to member countries.

For the first nine months of FY15, commitments totaled $19.1 billion, $8.9 billion above the same period in FY14 (Table 3). Commitments during the period were exceptionally high partly due to a strong pipeline developed in the second half of FY14. Commitments to Europe and Central Asia increased by $5.2 billion during the first nine months of FY15 compared to the same period in FY14. Of this increase, $1 billion related to Poland, $1.2 billion to Turkey, and $1.3 billion to Ukraine.

As of March 31, 2015, IBRD’s net loans outstanding were $151.9 billion, marginally lower than June 30, 2014. The decrease was mainly due to currency translation losses of $8.1 billion, consistent with the 21% depreciation of the euro against the U.S. dollar, partly offset by $8 billion in net loan disbursements made in the first nine months of FY15.

Figure 2: Commitments and Gross Disbursements Trend In billions of U.S. dollars	Figure 3: Net Loans Outstanding In billions of U.S. dollars

Table 3: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
For the nine months ended	March 31, 2015	% of total	March 31, 2014	% of total	Variance
Africa	$559	3%	$25	0%	$534
East Asia and Pacific	4,239	22	3,636	36	603
Europe and Central Asia	6,376	34	1,160	11	5,216
Latin America and the Caribbean	4,645	24	3,368	33	1,277
Middle East and North Africa	2,119	11	1,302	13	817
South Asia	1,148	6	675	7	473

Total	$19,086	100%	$10,166	100%	$8,920

Table 4: Gross Disbursements by Region - For the Fiscal Year-To-Date

In millions of U.S. dollars
For the nine months ended	March 31, 2015	% of total	March 31, 2014	% of total	Variance
Africa	$683	5%	$233	2%	$450
East Asia and Pacific	2,294	15	2,572	17	(278)
Europe and Central Asia	4,277	29	4,910	33	(633)
Latin America and the Caribbean	5,186	35	5,052	34	134
Middle East and North Africa	1,443	10	1,273	9	170
South Asia	822	6	769	5	53

Total	$14,705	100%	$14,809	100%	$(104)

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

Investment Highlights

As of March 31, 2015, IBRD’s net investment portfolio totaled $42.7 billion, of which $41.6 billion related to the liquid asset portfolio (see Note C: Investments in the Notes to the Condensed Quarterly Financial Statements). The liquid asset portfolio was largely unchanged from June 30, 2014.

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. Historically, IBRD has operated at levels of liquidity in the range of between 100% and 150% of the prudential minimum. During the third quarter of FY15, the range was increased to approximately 140% and 175%, reflecting Management’s desire to hold sufficient liquidity to cover 12 months of projected debt service obligations and net loan disbursements. The prudential minimum liquidity level has been set at $26 billion for FY15, and the liquid asset portfolio was at 160% of this level as of March 31, 2015.

Figure 4: Liquid Asset Portfolio In billions of U.S. dollars

Borrowing Highlights

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first nine months of FY15, IBRD raised medium and long-term debt of $41.6 billion in 18 currencies.

As of March 31, 2015, the borrowing portfolio totaled $155.2 billion, an increase of $2.5 billion from June 30, 2014 (see Note E: Borrowings, in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $7.5 billion to support loan disbursements, partially offset by currency translation gains of $5.9 billion, consistent with the depreciation of the euro against the U.S. dollar.

Figure 5: Borrowing Portfolio In billions of U.S. dollars

Capital Highlights

As a result of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011 (FY11), subscribed capital is expected to increase by $87 billion (including shares subscribed under the Voice Reform for which no paid-in capital was required), of which $5.1 billion will be paid-in. The General Capital Increase (GCI) subscription period is for five years and ends March 16, 2016. On March 30, 2015, the subscription period for the Selective Capital Increase (SCI) was extended from March 16, 2015 to March 16, 2016 for members requesting extensions of one year, and to March 16, 2017 for members requesting extensions of two years. As of March 31, 2015, $60.7 billion was subscribed, resulting in additional paid-in capital of $3.6 billion, of which $1.1 billion was received during the first nine months of FY15.	Figure 6: Status of FY11 GCI/SCI Subscriptions as of March 31, 2015 In billions of U.S. dollars

IV.	Financial Risk Management

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 7

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. IBRD’s Executive Directors monitor IBRD’s capital adequacy within a strategic capital adequacy framework and use the equity-to-loans ratio as a key indicator of capital adequacy.

At the beginning of the 2008 global financial crisis, the equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Strategic Capital Adequacy Framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries through a decline in the ratio, thereby increasing its leverage.

Figure 7: Equity-to-Loans Ratio Trend (%)

IBRD’s equity-to-loans ratio decreased to 25.2% at March 31, 2015 from 25.7% at June 30, 2014, and remained above the minimum ratio of 20% (Table 5). Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by undertaking currency conversions periodically to align the currency composition of its equity with that of its outstanding loans across major currencies. As a result, exchange rate movements do not have an impact on IBRD’s equity-to-loans ratio.

For the nine months ended March 31, 2015, there was a $1 billion net decline in IBRD’s usable equity, of which $2.1 billion related to currency translation adjustments, offset by a $1.1 billion increase in paid-in capital due to the GCI/SCI. Concurrently, net loans outstanding and other exposures declined by $0.6 billion, of which $8.4 billion related to currency translation adjustments partially offset by $8 billion in net loan disbursements during the period. The currency translation adjustments were primarily due to the 21% depreciation of the euro against the U.S. dollar during the period. This did not have an impact of the equity-to-loans ratio. Rather, the decline in the equity-to-loans ratio was driven by the net loan disbursements during the period, partially offset by the additional paid-in capital received during the period.

Table 5: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages
As of	March 31, 2015	June 30, 2014	Variance
Equity-to-loans ratio	25.2%	25.7%	(0.5)%
Usable equity	$39,430	$40,467	$(1,037)
Net loans outstanding and other exposures	$156,703	$157,272	$(569)

Management of Credit and Market Risks

Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Country Credit Risk

Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits. These limits take into account the creditworthiness and performance of borrowers.

IBRD’s exposure to certain countries in the Europe and Central Asia Region experiencing geo-political tensions, was $5.5 billion as of March 31, 2015. This represents 3% of IBRD’s total loans outstanding and other exposures. At March 31, 2015, no amounts were overdue from these countries.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, by applying an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of deferred drawdown options (DDOs), and other eligible exposures that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). The SBL effective on March 31, 2015 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries, lower than the EAL of $28 billion at March 31, 2015.

Figure 8: Country Exposures as of March 31, 2015 In billions of U.S. dollars

The eight countries with the highest exposures accounted for about 61% of IBRD’s total exposure. In FY14, a surcharge of 50 basis points was introduced on balances above the previous SBL, $17.5 billion for India and $16.5 billion for the other four SBL-eligible borrowing countries. As of March 31, 2015, no surcharge was applicable to any of the five SBL-eligible countries.

Accumulated Provision on Loans and Other Exposures

As of March 31, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and all were related to Zimbabwe. IBRD’s total provision for losses on loans was 1.1% of total loans outstanding (see Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

Counterparty Credit Risk

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions (Table 6). The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

IBRD’s overall commercial counterparty credit exposure increased by $841 million during the first nine months of FY15. The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 67% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The reduction in AA rated exposure from June 30, 2014 to March 31, 2015 was primarily due to a rating downgrade of one country, to single A. IBRD continues to have a preference for highly rated securities and counterparties across all categories of financial instruments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 9

Table 6: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of March 31, 2015
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$9,315	$9,434	$—	$18,749	41%
AA	4,352	7,220	181	11,753	26
A	7,806	6,735	164	14,705	32
BBB	466	2	—	468	1
BB or lower	—	9	—	9	*

Total	$21,939	$23,400	$345	$45,684	100%

	As of June 30, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$8,323	$8,191	$—	$16,514	37%
AA	5,108	12,360	509	17,977	40
A	1,055	8,627	163	9,845	22
BBB	408	2	—	410	1
BB or lower	—	97	—	97	*

Total	$14,894	$29,277	$672	$44,843	100%

*	Indicates percentage less than 0.5%.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. This strategy helps IBRD to manage the interest margin on the proportion of loans funded by debt, against interest rate volatility. The interest revenue on the remaining proportion of loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions.

The EMF also allows IBRD to realize some of the unrealized mark-to-market gains from the positions. In line with this, the EMF position declined to $1.0 billion as of March 31, 2015, from $1.4 billion as of June 30, 2014. The decline was primarily as a result of the realization of mark-to-market gains of $581 million from to the liquidation of certain derivatives. This was partially offset by the $265 million of net unrealized mark-to-market gains experienced during the first nine months of FY15, primarily as a result of the decline in the U.S. interest rates (see table 8). In addition, the liquidation of certain derivative positions resulted in a decline in the interest rate sensitivity of equity. As measured by duration, the interest rate sensitivity of IBRD’s equity declined to approximately 2 years as of March 31, 2015, from approximately 3 years as of June 30, 2014.

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

V. Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 7, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $15 million as of March 31, 2015.

Table 7: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of March 31, 2015	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$1	$46
Loan portfolio	(7)	(43)
EMF	(8)		*
Investment portfolio	(1)	3

Total (loss)/gains	$(15)	$6

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 9 below provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $46 million on the bonds. These would be significantly offset by the $45 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $1 million for the portfolio.

Figure 9: Sensitivity to Interest Rates as of March 31, 2015

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 11

For the first nine months of FY15, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $1.4 billion on its non-trading portfolios. See Table 8 below for details.

Table 8: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the nine months ended March 31,	2015	2014
Borrowing portfolio	$(308)	$198
Loan portfolio	(1,350)	940
EMF	265	(588)

	$(1,393)	$550

a.	See Table 11 for reconciliation to the fair value comprehensive basis net income.

Effect of Credit

For the first nine months of FY15, IBRD experienced $308 million of unrealized mark-to-market losses on the borrowing portfolio, of which $290 million was due to the tightening of its credit spreads. In addition, IBRD experienced $1.4 billion of unrealized mark-to-market losses on the loan portfolio, of which $1.1 billion was due to the net widening of CDS spreads for several of its borrowing member countries during the same period (see the June 30, 2014, MD&A for a detailed discussion on how the credit risk of each portfolio is managed).

Effect of Interest Rates

IBRD uses derivatives in its loan and borrowing portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 8).

The unrealized mark-to-market gains on the EMF position of $265 million were primarily due to the decrease in U.S. interest rates experienced during the first nine months of FY15.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 9 and 10 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 9: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of March 31, 2015			As of June 30, 2014
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$465	$—	$465	$3,701	$—	$3,701
Investments	48,634	—	48,634	45,482	—	45,482
Net loans outstanding	151,855	(2,413)	149,442	151,978	(2,021)	149,957
Receivable from derivatives	140,612	—	140,612	154,070	—	154,070
Other assets	4,484	—	4,484	3,652	—	3,652

Total assets	$346,050	$(2,413)	$343,637	$358,883	$(2,021)	$356,862

Borrowings	$158,793	$8 [a]	$158,801	$161,026	$2 [a]	$161,028
Payable for derivatives	137,058	—	137,058	146,885	—	146,885
Other liabilities	13,691	—	13,691	11,987	—	11,987

Total liabilities	309,542	8	309,550	319,898	2	319,900
Paid in capital stock	15,079	—	15,079	14,005	—	14,005
Retained earnings and other equity	21,429	(2,421)	19,008	24,980	(2,023)	22,957

Total equity	36,508	(2,421)	34,087	38,985	(2,023)	36,962

Total liabilities and equity	$346,050	$(2,413)	$343,637	$358,883	$(2,021)	$356,862

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015

Table 10: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the nine months ended March 31,	2015	2014	Variance
Net loss from Table 1	$(1,793)	$(437)	$(1,356)
Fair value adjustment on loans[a]	(370)	683	(1,053)
Changes to AOCI (Table 12)	(1,128)	513	(1,641)

Net (loss) income on fair value comprehensive basis	$(3,291)	$759	$(4,050)

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $65 million charge – nine months ended March 31, 2015, and $9 million charge – nine months ended March 31, 2014.

Table 11: Fair Value Adjustments, net

In millions of U.S. dollars
	For the nine months ended March 31, 2015
	Unrealized gains (losses)[a] from Table 1	Realized gains (losses)	Fair Value Adjustment from Table 10	Other Adjustments	Total from Table 8
Borrowing portfolio[c]	$(319)	$12	$—	$(1)[b]	$(308)
Loan portfolio[c]	(979)	(1)	(370)	—	(1,350)
EMF[d]	(316)	581	—	—	265
Asset-liability management portfolio[d]	*	—	—	*	—
Client operations portfolio	(6)	—	—	6	—

Total	$(1,620)	$592	$(370)	$5	$(1,393)

	For the nine months ended March 31, 2014
	Unrealized gains (losses)[a] from Table 1	Realized gains (losses)	Fair Value Adjustment from Table 10	Other Adjustments	Total from Table 8
Borrowing portfolio[c]	$223	$(23)	$—	$(2)[b]	$198
Loan portfolio[c]	257	—	683	—	940
EMF[d]	(1,020)	432	—	—	(588)
Asset-liability management portfolio[d]	(11)	—	—	11	—
Client operations portfolio	(1)	—	—	1	—

Total	$(552)	$409	$683	$10	$550

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amounts less than $0.5 million.

Changes in Accumulated Other Comprehensive Income

In addition to the unrealized mark-to-market gains/losses on the non-trading portfolios, IBRD’s fair value net income also reflects changes in Accumulated Other Comprehensive Income (AOCI). The $1.6 billion decrease in AOCI primarily relates to net negative currency-translation adjustments resulting from the 21% depreciation of the euro against the U.S. dollar during the period.

Table 12: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars
For the nine months ended March 31,	2015	2014	Variance
Unrecognized net actuarial gains on benefit plans, net	$133	$123	$10
Unrecognized net prior service credit on benefit plans, net	18	18	—
Derivatives and hedging transition adjustment[a]	(1)	(2)	1
Currency translation adjustments	(1,278)	374	(1,652)

Total	$(1,128)	$513	$(1,641)

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2015 13

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2015

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 13

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2015 (Unaudited)	June 30, 2014 (Unaudited)
Assets
Due from banks—Note C
Unrestricted cash	$381	$3,606
Restricted cash	84	95

	465	3,701

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $1,970 million—March 31, 2015; $155 million—June 30, 2014)— Note C	45,795	42,412
Securities purchased under resale agreements—Note C	2,839	3,070
Derivative assets
Investments—Notes C, F and K	22,809	13,514
Loans—Notes A, D, F and K	3,859	2,784
Client operations—Notes D, F, I and K	30,962	36,517
Borrowings—Notes A, E, F and K	81,363	99,150
Others—Notes F and K	1,619	2,105

	140,612	154,070

Loans outstanding—Notes D, I and K
Total loans	214,305	212,470
Less undisbursed balance	60,418	58,449

Loans outstanding (including loans at fair value of $128 million—March 31, 2015; $141 million—June 30, 2014)	153,887	154,021
Less:
Accumulated provision for loan losses	1,620	1,626
Deferred loan income	412	417

Net loans outstanding	151,855	151,978
Other assets—Notes C and I	4,484	3,652

Total assets	$346,050	$358,883

14 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

	March 31, 2015 (Unaudited)	June 30, 2014 (Unaudited)
Liabilities
Borrowings—Note E	$158,793	$161,026
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	5,558	3,390
Derivative liabilities
Investments—Notes C, F and K	21,232	13,820
Loans—Notes A, D, F and K	6,506	5,132
Client operations—Notes D, F, I and K	30,960	36,539
Borrowings—Notes A, E, F and K	77,737	90,767
Others—Notes A, F and K	623	627

	137,058	146,885

Other liabilities—Notes C, D and I	8,133	8,597

Total liabilities	309,542	319,898

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2015, and June 30, 2014)
Subscribed (2,079,785 shares—March 31, 2015, and 1,929,711 shares—June 30, 2014)	250,895	232,791
Less uncalled portion of subscriptions	235,816	218,786

Paid-in capital	15,079	14,005
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(319)	(406)
Receivable amounts to maintain value of currency holdings	(187)	(221)
Deferred amounts to maintain value of currency holdings	(397)	382
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	26,494	28,287
Accumulated other comprehensive loss—Note J	(4,162)	(3,062)

Total equity	36,508	38,985

Total liabilities and equity	$346,050	$358,883

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 15

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2015	2014	2015	2014
Revenue
Loans, net—Notes A, D, F and K
Interest and commitment charges, net	$292	$295	$879	$908
Unrealized mark-to-market (losses) gains, net	(417)	(358)	(980)	257
Investments-Trading, net—Notes C and F	(18)	53	34	136
Equity management, net—Notes C, F and K
Interest, net	76	149	248	553
Unrealized mark-to-market gains (losses), net	204	(25)	265	(588)
Other, net—Notes F, I and K	162	154	450	411

Total revenue	299	268	896	1,677

Expenses
Borrowings, net—Notes A, E, F and K
Interest, net	95	92	284	295
Unrealized mark-to-market losses (gains), net	37	87	307	(200)
Administrative—Notes H and I	438	434	1,274	1,253
Contributions to special programs	13	29	100	136
Provision for losses on loans and other exposures, (release) charge—Note D	(5)	(6)	65	9
Board of Governors-approved and other transfers—Note G	—	—	659	621

Total expenses	578	636	2,689	2,114

Net loss	$(279)	$(368)	$(1,793)	$(437)

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

16 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2015	2014	2015	2014
Net loss	$(279)	$(368)	$(1,793)	$(437)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	2	2
Amortization of unrecognized net actuarial losses	44	41	133	123
Amortization of unrecognized prior service costs	6	6	18	18
Currency translation adjustment	(680)	1	(1,253)	406

Total other comprehensive income	(629)	49	(1,100)	549

Comprehensive (loss) income	$(908)	$(319)	$(2,893)	$112

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2015	2014
Retained earnings at beginning of the fiscal year	$28,287	$29,265
Net loss for the period	(1,793)	(437)

Retained earnings at end of the period	$26,494	$28,828

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 17

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2015	2014
Cash flows from investing activities
Loans
Disbursements	$(14,677)	$(14,791)
Principal repayments	6,678	6,888
Principal prepayments	19	132
Loan origination fees received	16	19
Net derivatives-loans	6	(11)
Sale of Available for sale (AFS) securities	—	2,484
Other investing activities, net	(96)	(92)

Net cash used in investing activities	(8,054)	(5,371)

Cash flows from financing activities
Medium and long-term borrowings
New issues	42,025	33,511
Retirements	(31,090)	(30,734)
Net short-term borrowings	(3,561)	2,594
Net derivatives-borrowings	(677)	154
Capital subscriptions	1,074	470
Other capital transactions, net	37	70

Net cash provided by financing activities	7,808	6,065

Cash flows from operating activities
Net loss	(1,793)	(437)
Adjustments to reconcile net loss to net cash used in operating activities
Unrealized mark-to-market losses on non-trading portfolios, net	1,028	143
Change in fair value of AFS securities sold	—	80
Depreciation and amortization	576	566
Provision for losses on loans and other exposures	65	9
Changes in:
Investments-Trading, net	(3,420)	(3,065)
Other assets and liabilities	676	873

Net cash used in operating activities	(2,868)	(1,831)

Effect of exchange rate changes on unrestricted cash	(111)	120

Net decrease in unrestricted cash	(3,225)	(1,017)
Unrestricted cash at beginning of the fiscal year	3,606	4,555

Unrestricted cash at end of the period	$381	$3,538

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(8,149)	$1,622
Investment portfolio	(313)	74
Borrowing portfolio	(5,874)	1,150
Capitalized loan origination fees included in total loans	28	18
Interest paid on borrowings	91	169

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2014 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2014 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain financial instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

In particular, effective July 1, 2014, derivative assets and liabilities relating to the Loan portfolio, which were previously included in the line items Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities on IBRD’s Condensed Balance Sheet, are now shown separately under derivative assets and derivative liabilities. For the Condensed Statement of Income, interest, net and unrealized mark-to-market gains and losses associated with these derivatives, which were previously shown under Borrowings, net are now included under Loans, net. For the Condensed Statement of Cash Flows, the impact of these derivative instruments, which were previously shown under the Net derivatives-borrowings line item, under financing activities, is now shown as a separate line item under investing activities. As a result of the reclassifications, on the Condensed Balance Sheet, Borrowing derivative assets, Borrowing derivative liabilities and Other derivative liabilities as of June 30, 2014 have decreased by $2,784 million, $4,933 million and $199 million, respectively. Derivative assets and derivative liabilities relating to loans increased by $2,784 million and $5,132 million, respectively. On the Condensed Statement of Income, for the nine months ended March 31, 2014, total revenue decreased by $420 million, with the offset reported as a decrease in total expenses. On the Condensed Statement of Cash Flows, for the nine months ended March 31, 2014, Net derivatives-borrowings increased by $11 million while Net derivatives-loans decreased by $11 million.

In addition, the presentation for realized mark-to-market gains and losses on the Condensed Statement of Income and the Condensed Statement of Cash Flows has been changed. For the Condensed Statement of Income, realized mark-to-market gains and losses, net, which were previously included in Interest, net, for the Equity management and Borrowing portfolios have been reclassified to Unrealized mark-to-market gains and losses, net for the respective portfolios. For the Condensed Statement of Cash Flows, within the Cash flows from operating activities category, realized mark-to-market gains and losses, were reclassified from Other assets and liabilities to Unrealized mark-to-market gains and losses on non-trading portfolios, net. As a result, on the Condensed Statement of Income, for Equity management, net, for the nine months ended March 31, 2014, Interest, net decreased by $432 million, and the Unrealized mark-to-market losses decreased by $432 million. For Borrowings, Interest, net, decreased by $23 million, and Unrealized mark-to-market gains, net, increased by $23 million. There was no net effect on total revenue and expenses due to this reclassification. For the Condensed Statement of Cash Flows, Unrealized mark-to-market losses (gains) on non-trading portfolios, net decreased by $409 million, and Other assets and liabilities increased by $409 million. There was no net effect on the Cash flows from operating activities line item in the Condensed Statement of Cash Flows.

There was no effect on IBRD’s total assets, total liabilities, equity, reported net loss or unrestricted cash balances from these reclassifications.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of March 31, 2015, IBRD believes that the Act has not had any significant effect on its business.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 19

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU provides a common framework for revenue recognition for U.S. GAAP, and supersedes most of the existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASU also requires additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from customers. For IBRD, the ASU will be effective from the quarter ending September 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase- to- Maturity Transactions, Repurchase Financings, and Disclosures. The ASU requires repurchase-to-maturity transactions and some repurchase financing arrangements to be accounted for as secured borrowings. It also requires additional disclosures about certain transactions accounted for as sales and about the nature of collateral pledged for transactions accounted for as secured borrowings. For IBRD, the ASU is effective from the quarter ended March 31, 2015. The ASU does not have any impact on IBRD’s financial statements since all repurchase agreements are already accounted for as secured borrowings. IBRD will include additional disclosures required by the ASU in the financial statements for the year ending June 30, 2015.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements (Subtopic 205-40): Going Concern – Disclosure of Uncertainties about an Entity’s ability to Continue as a Going Concern. The ASU provides guidance on management’s responsibilities in evaluating the entity’s ability to continue as a going concern and for the related financial statement disclosures. Until now guidance related to this topic was provided under U.S. auditing standards, which do not govern management’s disclosures. Under this ASU, each reporting period, management would be required to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date in which the financial statements are issued. For IBRD, the ASU will be effective beginning with the fiscal year ending June 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU will be effective beginning with the fiscal year ending June 30, 2017, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2015 and the fiscal year ended June 30, 2014:

	Authorized shares	Subscribed shares
As of June 30, 2013	2,307,600	1,850,047
General and Selective Capital Increase (GCI/SCI)	—	79,664

As of June 30, 2014	2,307,600	1,929,711
GCI/SCI	—	150,074

As of March 31, 2015	2,307,600	2,079,785

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the nine months ended March 31, 2015 and for the fiscal year ended June 30, 2014:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2013	$223,181	$(209,747)	$13,434
GCI/SCI	9,610	(9,039)	571

As of June 30, 2014	232,791	(218,786)	14,005
GCI/SCI	18,104	(17,030)	1,074

As of March 31, 2015	$250,895	$(235,816)	$15,079

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

NOTE C—INVESTMENTS

As of March 31, 2015, IBRD’s investments include the liquid asset portfolio, and holdings relating to: the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), the Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contribution to its pension plan.

The composition of IBRD’s net investment portfolio as of March 31, 2015 and June 30, 2014 was as follows:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Net investment portfolio
Liquid asset portfolio	$41,584	$41,568
PCRF holdings	56	44
AMC holdings	140	280
PEBP holdings	875	816

Total	$42,655	$42,708

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2015, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (54% and 33%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at March 31, 2015 and June 30, 2014, is as follows:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Equity securities[a]	$589	$477
Government and agency obligations	24,699	15,377
Time deposits	15,130	22,104
Asset-backed securities (ABS)	5,377	4,454

Total	$45,795	$42,412

a. Includes $94 million of alternative investments in PEBP holdings ($50 million—June 30, 2014).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 21

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Investments - Trading	$45,795	$42,412
Securities purchased under resale agreements	2,839	3,070
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(5,558)	(3,390)
Derivative assets
Currency forward contracts	4,840	5,167
Currency swaps	17,854	8,264
Interest rate swaps	100	80
Swaptions, exchange traded options and futures contracts	15	3
Other[a]	*	*

Total	22,809	13,514

Derivative liabilities
Currency forward contracts	(4,873)	(5,154)
Currency swaps	(16,206)	(8,520)
Interest rate swaps	(122)	(133)
Swaptions, exchange traded options and futures contracts	(31)	(13)
Other[a]	—	—

Total	(21,232)	(13,820)

Cash held in investment portfolio[b]	177	3,428
Receivable from investment securities traded[c]	71	47
Payable for investment securities purchased[d]	(2,246)	(2,553)

Net Investment Portfolio	$42,655	$42,708

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F–Derivative Instruments.

As of March 31, 2015, there were $1,635 million short sales included in Other liabilities on the Condensed Balance Sheet ($38 million—June 30, 2014). These are reported at fair value on a recurring basis.

For the three and nine months ended March 31, 2015, IBRD’s revenue included $88 million and $139 million of unrealized mark-to-market losses, respectively (unrealized mark-to-market losses of $15 million and $56 million—three and nine months ended March 31, 2014, respectively).

During the nine months ended March 31, 2014, the AFS portfolio, which was a component of the equity management positions, was liquidated, resulting in $240 million of realized losses. The total proceeds from the sale of these securities were $2,484 million.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of March 31, 2015
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$314	$275	[a]	$—	$589
Government and agency obligations	5,587	19,112		—	24,699
Time deposits	2,710	12,420		—	15,130
ABS	—	5,377		—	5,377

Total Investments – Trading	8,611	37,184		—	45,795

Securities purchased under resale agreements	437	2,402		—	2,839
Derivative assets-Investments
Currency forward contracts	—	4,840		—	4,840
Currency swaps	—	17,854		—	17,854
Interest rate swaps	—	100		—	100
Swaptions, exchange traded options and futures contracts	—	15		—	15
Other[b]	—	*		—	*

Total Derivative assets-Investments	—	22,809		—	22,809

Total	$9,048	$62,395		$—	$71,443

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$1,961		$—	$1,961
Derivative liabilities-Investments
Currency forward contracts	—	4,873		—	4,873
Currency swaps	—	16,206		—	16,206
Interest rate swaps	—	122		—	122
Swaptions, exchange traded options and futures contracts	13	18		—	31
Other[b]	—	—		—	—

Total Derivative liabilities-Investments	13	21,219		—	21,232

Payable for investments securities purchased[d]	1,635	—		—	1,635

Total	$1,648	$23,180		$—	$24,828

a.	Includes $94 million of alternative investments in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,597 million relating to payable for cash collateral received.
d.	These relate to short sales of investment securities
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 23

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$276	$201	[a]	$—	$477
Government and agency obligations	4,521	10,856		—	15,377
Time deposits	2,433	19,671		—	22,104
ABS	—	4,454		—	4,454

Total Investments – Trading	7,230	35,182		—	42,412

Securities purchased under resale agreements	19	3,051		—	3,070
Derivative assets-Investments
Currency forward contracts	—	5,167		—	5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[b]	—		*	—		*

Total Derivative assets-Investments	—	13,514		—	13,514

Total	$7,249	$51,747		$—	$58,996

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$156		$—	$156
Derivative liabilities-Investments
Currency forward contracts	—	5,154		—	5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[b]	—	—		—	—

Total Derivative liabilities-Investments	10	13,810		—	13,820

Payable for investments securities purchased[d]	38	—		—	38

Total	$48	$13,966		$—	$14,014

a.	Includes $50 million of alternative investments held in PEBP holdings.
b.	These relate to TBA securities.
c.	Excludes $3,234 million relating to payable for cash collateral received.
d.	These relate to short sales of investment securities.
*	Indicates amount less than $0.5 million.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Securities purchased under resale agreements, Securities sold under repurchase agreements and Securities lent under securities lending agreements

These securities are short-term and are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2015 and June 30, 2014.

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Collateral received
Cash	$3,597	$3,234
Securities	2,263	2,785

Total collateral received	$5,860	$6,019

Collateral permitted to be repledged	$5,860	$6,019
Amount of collateral repledged	—	—

As of March 31, 2015, IBRD received total cash collateral of $3,597 million ($3,234 million—June 30, 2014), of which $3,589 million was invested in highly liquid instruments ($2,114 million—June 30, 2014).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowings and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For Balance Sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2015 and June 30, 2014, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 25

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$1,970	$155	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$1,961	$156	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At March 31, 2015, and June 30, 2014 the liabilities relating to securities transferred under repurchase or securities lending agreements did not include any repurchase agreement trades that had not settled at that date.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s balance sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2015, securities purchased under resale agreements included $264 million of securities, which had not settled at that date ($2,027 million—June 30, 2014). For the remaining purchases, IBRD received securities with a fair value of $2,569 million ($1,069 million—June 30, 2014). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2014).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of March 31, 2015, 82% were to Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

As of March 31, 2015, only 0.30% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.05% of the total loans outstanding.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: low, medium and high-risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loan portfolio as of March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	March 31, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,350	$13,350
Medium	—	—	—	—	—	—	88,035	88,035
High	1	—	—	—	—	1	51,919	51,920

Loans in accrual status[a]	1	—	—	—	—	1	153,304	153,305
Loans in nonaccrual status[a]	—	—	—	—	454	454	—	454
Loan at fair value[b]	—	—	—	—	—	—	128	128

Total	$1	$—	$—	$—	$454	$455	$153,432	$153,887

In millions of U.S. dollars
	June 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,319	$13,319
Medium	—	—	—	—	—	—	85,477	85,477
High	—	—	—	—	—	—	54,622	54,622

Loans in accrual status[a]	—	—	—	—	—	—	153,418	153,418
Loans in nonaccrual status[a]	—	—	—	5	457	462	—	462
Loan at fair value[b]	—	—	—	—	—	—	141	141

Total	$—	$—	$—	$5	$457	$462	$153,559	$154,021

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 27

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2015, and for the fiscal year ended June 30, 2014 are summarized below:

In millions of U.S. dollars
	March 31, 2015			June 30, 2014
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,626	$41	$1,667	$1,659	$54	$1,713
Provision—charge (release)	66	(1)	65	(46)	(14)	(60)
Translation adjustment	(72)	(3)	(75)	13	1	14

Accumulated provision, end of the period/fiscal year	$1,620	$37	$1,657	$1,626	$41	$1,667

Composed of accumulated provision for losses on:
Loans in accrual status	$1,393			$1,395
Loans in nonaccrual status	227			231

Total	$1,620			$1,626

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$153,305			$153,418
Loans at amortized cost in nonaccrual status	454			462
Loan at fair value in accrual status	128			141

Total	$153,887			$154,021

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Liabilities–Client Operations	Other, net

Overdue Amounts

At March 31, 2015, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2015 and June 30, 2014, and for the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Recorded investment in nonaccrual loans[a]	$454	$462
Accumulated provision for loan losses on nonaccrual loans	227	231
Average recorded investment in nonaccrual loans for the period/fiscal year	458	462
Overdue amounts of nonaccrual loans	871	852

Principal	454	462
Interest and charges	417	390

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Interest revenue not recognized as a result of loans being in nonaccrual status	$8	$8	$25	$25

During the three and nine months ended March 31, 2015, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended March 31, 2015, interest revenue recognized on loans in nonaccrual status was less than $1 million, while during the nine months ended March 31, 2015, the interest revenue recognized was $1 million (less than $1 million—three months ended March 31, 2014 and $2 million—nine months ended March 31, 2014).

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Effective July 16, 2013, all loans to, or guaranteed by, Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by, Iran were restored to accrual status on that date. Interest revenue for the nine months ended March 31, 2014, increased by $8 million, $7 million of which represented revenue that would have been accrued in previous fiscal years had these loans not been placed in nonaccrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at March 31, 2015 is presented below:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$454	$871	October 2000

Guarantees

Guarantees of $1,524 million were outstanding at March 31, 2015 ($1,804 million—June 30, 2014). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At March 31, 2015, liabilities related to IBRD’s obligations under guarantees of $45 million ($60 million—June 30, 2014), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $18 million ($25 million—June 30, 2014).

During the nine months ended March 31, 2015 and March 31, 2014, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and nine months ended March 31, 2015, and March 31, 2014, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Interest waivers	$24	$28	$76	$88
Commitment charge waivers	1	2	4	7
Front-end fee waivers	3	7	13	18

Total	$28	$37	$93	$113

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2015, loans to one country generated an excess of 10 percent of total loan revenue; this amounted to $181 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 29

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the nine months ended March 31, 2015, and March 31, 2014, is presented in the following table:

In millions of U.S. dollars
	March 31, 2015		March 31, 2014
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$2,938	$96	$2,445	$32
East Asia and Pacific	31,238	305	29,969	315
Europe and Central Asia	40,155	314	43,572	319
Latin America and the Caribbean	54,206	722	51,687	758
Middle East and North Africa	11,781	107	11,999	122
South Asia	13,352	63	13,286	70
Other[a]	217	1	225	1

Total	$153,887	$1,608	$153,183	$1,617

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net from loan related derivatives of $729 million ($709 million—March 31, 2014).

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at March 31, 2015 was 4.3%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Beginning of the period/fiscal year	$134	$146	$141	$148
Total realized/unrealized mark-to-market (losses) gains in:
Net income	3	—	3	4
Other comprehensive income	(9)	(10)	(16)	(16)

End of the period	$128	$136	$128	$136

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in net income, for the three and nine months ended March 31, 2015 and March 31, 2014, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,			Nine Months Ended March 31,
Unrealized Mark-to-Market Gains (Losses)	2015		2014	2015	2014
Condensed Statement of Income location Loans, net	$	*	$(4)	$(5)	$(6)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their respective carrying values as of March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	March 31, 2015		June 30, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$151,855	$149,442	$151,978	$149,957

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2015 and June 30, 2014, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2015, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Borrowings	$158,793	$161,026
Currency swaps, net[a]	1,059	(3,898)
Interest rate swaps, net[a]	(4,685)	(4,485)

	$155,167	$152,643

a.	Interest, net for Borrowings on the Condensed Statement of Income includes $2,635 million of interest income, net related to derivatives associated with the Borrowing portfolio ($2,524 million—nine months ended March 31, 2014).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Level 1	$—	$—
Level 2	155,735	157,143
Level 3	3,058	3,883

	$158,793	$161,026

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Beginning of the period/fiscal year	$3,177	$4,837	$3,883	$6,511
Total realized/unrealized mark-to-market losses (gains) in:
Net income	(3)	66	404	433
Other comprehensive income	(59)	63	(515)	(215)
Issuances	500	167	976	268
Settlements	(519)	(858)	(1,455)	(1,887)
Transfers out, net	(38)	(353)	(235)	(1,188)

End of the period	$3,058	$3,922	$3,058	$3,922

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 31

Information on the unrealized mark-to-market gains or losses included in net income for the three and nine months ended March 31, 2015 and March 31, 2014, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Mark-to-Market Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income location Borrowings, net	$14	$(7)	$(262)	$(230)

The following table provides information on the unrealized mark-to- market gains or losses included in net income for the three and nine months ended March 31, 2015 and March 31, 2014, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Mark-to-Market Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income location Borrowings, net	$(749)	$(319)	$(1,787)	$890

During the three and nine months ended March 31, 2015, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the borrowings issued and outstanding as of March 31, 2015, were unrealized mark-to-market losses of $80 million and $290 million, respectively.

During the nine months ended March 31, 2014, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of March 31, 2014, were unrealized mark-to-market gains of $155 million. Conversely, during the three months ended March 31, 2014, IBRD’s credit spreads tightened, resulting in estimated unrealized mark-to-market losses of $89 million. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustments will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2015	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average) March 31, 2015	Range (average) June 30, 2014
Borrowings	$3,058	$3,883	Discounted Cash Flow	Correlations	-44% to 71% (3%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	21% to 99% (66%)	14% to 33% (22%)

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2015 and March 31, 2014. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended March 31,				Nine Months Ended March 31,
	2015		2014		2015		2014
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$38	$(38)	$353	$(353)	$235	$(235)	$1,188	$(1,188)
Transfers (out of) into	—	—	—	—	—	—	—	—

	$38	$(38)	$353	$(353)	$235	$(235)	$1,188	$(1,188)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2015	$158,793	$156,707	$2,086
June 30, 2014	$161,026	$161,751	$(725)

Valuation Methods and Assumptions

The techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 33

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2015 and June 30, 2014:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets				Derivative Liabilities
	March 31, 2015		June 30, 2014		March 31, 2015	June 30, 2014
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts - Investment-Trading	$15		$3		$31	$13
Interest rate swaps	8,182		7,769		5,486	4,151
Currency swaps[a]	132,415		146,298		131,541	142,721
Other[b]		*		*	—	—

Total Derivatives	$140,612		$154,070		$137,058	$146,885

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	March 31, 2015		June 30, 2014
Investments - Trading
Interest rate swaps
Notional principal	$6,672		$2,910
Credit exposure	100		80
Currency swaps (including currency forward contracts)
Credit exposure	1,799		59
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,335		850
Notional short position	11,231		21,228
Credit exposure	15		3
Other derivatives[b]
Notional long position	47		47
Notional short position	—		—
Credit exposure		*	1
Loans
Interest rate swaps
Notional principal	27,586		29,775
Credit exposure	71		196
Currency swaps
Credit exposure	373		65
Client operations
Interest rate swaps
Notional principal	23,136		22,691
Credit exposure	1,702		1,070
Currency swaps
Credit exposure	1,909		1,701
Borrowings
Interest rate swaps
Notional principal	170,547		152,248
Credit exposure	5,187		4,919
Currency swaps
Credit exposure	8,990		9,994
Other derivatives
Interest rate swaps
Notional principal	34,602		42,113
Credit exposure	1,122		1,504
Currency swaps
Credit exposure	—		41

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2015 is $4,348 million ($1,216 million—June 30, 2014). IBRD has not posted any collateral with these counterparties.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 35

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would be required to post collateral on March 31, 2015, the amount of collateral that would need to be posted would be $1,638 million ($164 million—June 30, 2014). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $4,348 million ($1,216 million—June 30, 2014). In contrast, IBRD received collateral totaling $5,860 million as of March 31, 2015 ($6,019 million—June 30, 2014), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2015, and March 31, 2014, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Three Months Ended March 31,		Nine Months Ended March 31,
	Condensed Statement of Income Location	Unrealized Mark-to-Market Gains (Losses)[b]
		2015	2014	2015	2014
Derivatives not designated as hedging instruments, and not held in trading portfolio[a]
Interest rate swaps	Loans, Equity management, Borrowings and Other, net	$218	$(261)	$(855)	$(1,343)
Currency swaps (including currency forward contracts and structured swaps)		277	130	1,027	(253)

Total		$495	$(131)	$172	$(1,596)

a.	For alternative disclosures about trading derivatives, see the following table.
b.	Includes amounts reclassified to realized mark-to-market gains (losses).

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment-trading portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Condensed Statement of Income Location	Investments-Trading, net[a]		Investments-Trading, net[a]
	Gains (Losses)		Gains (Losses)
	2015	2014	2015	2014
Type of instrument
Fixed income (including associated derivatives)	$(94)	$(15)	$(141)	$(74)
Equity	6	*	2	18

Total	$(88)	$(15)	$(139)	$(56)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following tables summarize information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of March 31, 2015 and June 30, 2014. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

In millions of U.S. dollars
	March 31, 2015
	Location on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,345	$(14,163)	$8,182	$15,226	$(9,740)	$5,486
Currency swaps[a]	132,415	—	132,415	131,541	—	131,541
Other[b]	15	—	15	32	(1)	31

Total	$154,775	$(14,163)	$140,612	$146,799	$(9,741)	$137,058

Amounts subject to legally enforceable master netting agreements[c]			(132,486)			(132,486)

Net derivative positions at counterparty level before collateral			$8,126			$4,572

Less:
Cash collateral received[d]			3,279
Securities collateral received[d]			1,902

Net derivative exposure after collateral			$2,945

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2014
	Location on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,482	$(14,713)	$7,769	$14,173	$(10,022)	$4,151
Currency swaps[a]	146,298	—	146,298	142,721	—	142,721
Other[b]	3	—	3	13	—	13

Total	$168,783	$(14,713)	$154,070	$156,907	$(10,022)	$146,885

Amounts subject to legally enforceable master netting agreements[c]			(145,595)			(145,595)

Net derivatives positions at counterparty level before collateral			$8,475			$1,290

Less:
Cash collateral received[d]			2,840
Securities collateral received[d]			2,485

Net derivative exposure after collateral			$3,150

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 37

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and June 30, 2014 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis March 31, 2015
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$4,840		$—	$4,840
Currency swaps	—	17,854		—	17,854
Interest rate swaps	—	100		—	100
Swaptions, exchange traded options and futures contracts	—	15		—	15
Other[a]	—		*	—		*

	—	22,809		—	22,809

Loans
Currency swaps	—	3,715		73	3,788
Interest rate swaps	—	71		—	71

	—	3,786		73	3,859

Client operations
Currency swaps	—	29,260		—	29,260
Interest rate swaps	—	1,702		—	1,702

	—	30,962		—	30,962

Borrowings
Currency swaps	—	73,756		2,420	76,176
Interest rate swaps	—	5,099		88	5,187

	—	78,855		2,508	81,363

Other assets/liabilities
Currency swaps	—	497		—	497
Interest rate swaps	—	1,122		—	1,122

	—	1,619		—	1,619

Total derivative assets	$—	$138,031		$2,581	$140,612

Derivative Liabilities:
Investments
Currency forward contracts	$—	$4,873		$—	$4,873
Currency swaps	—	16,206		—	16,206
Interest rate swaps	—	122		—	122
Swaptions, exchange traded options and futures contracts	13	18		—	31
Other[a]	—	—		—	—

	13	21,219		—	21,232

Loans
Currency swaps	—	3,369		58	3,427
Interest rate swaps	—	3,079		—	3,079

	—	6,448		58	6,506

Client operations
Currency swaps	—	29,253		—	29,253
Interest rate swaps	—	1,699		8	1,707

	—	30,952		8	30,960

Borrowings
Currency swaps	—	74,892		2,343	77,235
Interest rate swaps	—	456		46	502

	—	75,348		2,389	77,737

Other assets/liabilities
Currency swaps	—	547		—	547
Interest rate swaps	—	76		—	76

	—	623		—	623

Total derivative liabilities	$13	$134,590		$2,455	$137,058

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,167		$—	$5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[a]	—		*	—		*

	—	13,514		—	13,514

Loans
Currency swaps	—	2,502		86	2,588
Interest rate swaps	—	196		—	196

	—	2,698		86	2,784

Client operations
Currency swaps	—	35,447		—	35,447
Interest rate swaps	—	1,070		—	1,070

	—	36,517		—	36,517

Borrowings
Currency swaps	—	90,141		4,090	94,231
Interest rate swaps	—	4,858		61	4,919

	—	94,999		4,151	99,150

Other assets/liabilities
Currency swaps	—	601		—	601
Interest rate swaps	—	1,504		—	1,504

	—	2,105		—	2,105

Total derivative assets	$—	$149,833		$4,237	$154,070

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,154		$—	$5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[a]	—	—		—	—

	10	13,810		—	13,820

Loans
Currency swaps	—	2,642		75	2,717
Interest rate swaps	—	2,415		—	2,415

	—	5,057		75	5,132

Client operations
Currency swaps	—	35,435		—	35,435
Interest rate swaps	—	1,104		—	1,104

	—	36,539		—	36,539

Borrowings
Currency swaps	—	86,693		3,640	90,333
Interest rate swaps	—	399		35	434

	—	87,092		3,675	90,767

Other assets/liabilities
Currency swaps	—	562		—	562
Interest rate swaps	—	65		—	65

	—	627		—	627

Total derivative liabilities	$10	$143,125		$3,750	$146,885

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 39

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31, 2015			Nine Months Ended March 31, 2015
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$188	$6	$194	$461	$26	$487
Total realized/unrealized mark-to-market gains or (losses) in:
Net income	(3)	28	25	285	33	318
Other comprehensive income	(42)	—	(42)	(478)	—	(478)
Issuances	(2)	—	(2)	(4)	—	(4)
Settlements	(47)	—	(47)	(154)	—	(154)
Transfers out, net	(2)	—	(2)	(18)	(25)	(43)

End of the period	$92	$34	$126	$92	$34	$126

In millions of U.S. dollars
	Three Months Ended March 31, 2014			Nine Months Ended March 31, 2014
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$387	$22	$409	$628	$2	$630
Total realized/unrealized mark-to-market gains or (losses) in:
Net income	53	(18)	35	349	2	351
Other comprehensive income	85	—	85	(180)	—	(180)
Issuances	(1)	—	(1)	(4)	—	(4)
Settlements	(150)	—	(150)	(289)	—	(289)
Transfers out, net	—	—	—	(130)	—	(130)

End of the period	$374	$4	$378	$374	$4	$378

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2015 and March 31, 2014, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Mark-to-Market Gains (Losses)	2015	2014	2015	2014
Condensed Statement of Income location Loans, Borrowings, net	$2	$14	$198	$216

The following table provides the details of all inter-level transfers during the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31,				Nine Months Ended March 31,
	2015		2014		2015		2014
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$2	$(2)	$—	$—	$18	$(18)	$130	$(130)
Transfers out of (into)	—	—	—	—	25	(25)	—	—

	$2	$(2)	$—	$—	$43	$(43)	$130	$(130)

Transfers from Level 3 to Level 2 are due to increased price transparency.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

The fair value of IBRD’s Level 3 loans and borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars
	Fair Value at March 31, 2015	Fair Value at June 30, 2014	Valuation Technique	Unobservable input	Range (average), March 31, 2015	Range (average) June 30, 2014
Currency swaps Interest rate swaps	$126	$487	Discounted Cash Flow	Correlations	-44% to 71% (3%)	-39% to 77% (5%)
				Long-dated interest rate volatilities	21% to 99% (66%)	14% to 33% (22%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 7, 2014, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014, a reduction in the Pension Reserve by $43 million and an increase in Restricted Retained Earnings by $2 million.

On October 10, 2014, IBRD’s Board of Governors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2014: an immediate transfer to IDA of $635 million and $134 million to Surplus. The Board of Governors also approved a grant of $15 million to the Global Infrastructure Facility (GIF) from Surplus. The transfers to IDA and GIF were made on October 14, 2014 and April 8, 2015, respectively.

Retained earnings comprise the following components at March 31, 2015 and June 30, 2014:

In millions of U.S. dollars
	March 31, 2015	June 30, 2014
Special Reserve	$293	$293
General Reserve	26,889	26,889
Pension Reserve	1,017	1,060
Surplus	382	262
Cumulative Fair Value Adjustments[a]	(977)	53
Unallocated Net Income	(1,143)	(302)
Restricted Retained Earnings	33	32

Total	$26,494	$28,287

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 41

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31, 2015				Nine Months Ended March 31, 2015
	SRP	RSBP	PEBP		SRP	RSBP	PEBP
Benefit Costs
Service cost	$96	$28	$12		$290	$84	$37
Interest cost	161	30	12		484	90	34
Expected return on plan assets	(230)	(33)	—		(692)	(99)	—
Amortization of unrecognized prior service costs[a]	2	4		*	4	12	2
Amortization of unrecognized net actuarial losses[a]	26	7	11		79	20	34

Net periodic pension cost[b]	$55	$36	$35		$165	$107	$107

of which:
IBRD’s share	$25	$16	$16		$76	$49	$49
IDA’s share	$30	$20	$19		$89	$58	$58

a.	Included in Amounts reclassified to net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	Three Months Ended March 31, 2014				Nine Months Ended March 31, 2014
	SRP	RSBP	PEBP		SRP	RSBP	PEBP
Benefit Costs
Service cost	$89	$21	$8		$265	$64	$25
Interest cost	155	28	8		465	85	25
Expected return on plan assets	(193)	(26)	—		(578)	(80)	—
Amortization of unrecognized prior service costs[a]	2	4		*	6	12		*
Amortization of unrecognized net actuarial losses[a]	27	7	7		81	21	21

Net periodic pension cost[b]	$80	$34	$23		$239	$102	$71

of which:
IBRD’s share	$36	$16	$10		$109	$47	$32
IDA’s share	$44	$18	$13		$130	$55	$39

a.	Included in Amounts reclassified to net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At March 31, 2015 and June 30, 2014, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2015
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$343	$9,635	$(9,775)	$(839)	$(636)
IFC	217	33	—	—	(186)	64
MIGA	—	4	—	—	(8)	(4)

	$217	$380	$9,635	$(9,775)	$(1,033)	$(576)

In millions of U.S. dollars
	June 30, 2014
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$416	$12,221	$(12,102)	$(854)	$(319)
IFC	221	22	—	—	(181)	62
MIGA	—	3	—	—	(8)	(5)

	$221	$441	$12,221	$(12,102)	$(1,043)	$(262)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD and IDA, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Include amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2015, the balance of the loan under this facility amounted to $21 million ($25 million—June 30, 2014) and carried a fixed interest rate of 3.96% and weighted average maturity of 1.21 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, IBRD’s Executive Directors approved for IBRD to lend up to $197 million to IFC. At March 31, 2015, the balance of this loan was $196 million ($196 million—June 30, 2014). This loan is at LIBOR less 25 basis points (0.09% as of March 31, 2015) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA agreed to exchange $120 million each of notional amount of exposures on their respective balance sheets with one another. Under the agreement, MIGA provided a guarantee on one of IBRD’s loan principal and interest exposures in exchange for IBRD’s guarantee of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation. As of March 31, 2015, liabilities related to IBRD’s obligation under this agreement amounted to $3 million. These include an accumulated provision for guarantee losses of less than $1 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 43

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and nine months ended March 31, 2015, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $369 million and $1,139 million, respectively ($371 million and $1,142 million, respectively—three and nine months ended March 31, 2014).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and nine months ended March 31, 2015, IBRD’s other income is net of income allocated to IDA of $72 million and $188 million, respectively ($68 million and $180 million, respectively—three and nine months ended March 31, 2014).

For the three and nine months ended March 31, 2015 and March 31, 2014, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014
Fees charged to IFC	$19	$12	$46	$36
Fees charged to MIGA	1	2	4	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Nine Months Ended March 31, 2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified to net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(1,253)	$—		$(1,253)	$(237)
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	2	[b]	2	(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	133	[c]	133	(3,729)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	18	[c]	18	(187)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(1,253)	$153		$(1,100)	$(4,162)

In millions of U.S. dollars
	Nine Months Ended March 31, 2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified to net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$696	$406	$—		$406	$1,102
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	2	[b]	2	(511)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	123	[c]	123	(3,315)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	18	[c]	18	(148)

Total Accumulated Other Comprehensive Loss	$(2,921)	$406	$143		$549	$(2,372)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified to Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 45

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2015 and June 30, 2014.

In millions of U.S. dollars
	March 31, 2015			June 30, 2014
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from banks	$465	$465		$3,701	$3,701
Investments
Trading (including Securities purchased under resale agreements)	48,634	48,634		45,482	45,482
Net loans outstanding	151,855	149,442		151,978	149,957
Derivative assets

Investments	22,809	22,809		13,514	13,514

Loans	3,859	3,859		2,784	2,784

Client operations	30,962	30,962		36,517	36,517

Borrowings	81,363	81,363		99,150	99,150

Other	1,619	1,619		2,105	2,105
Borrowings	158,793	158,801	[a]	161,026	161,028	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	5,558	5,558		3,390	3,390
Derivative liabilities

Investments	21,232	21,232		13,820	13,820

Loans	6,506	6,506		5,132	5,132

Client operations	30,960	30,960		36,539	36,539

Borrowings	77,737	77,737		90,767	90,767

Other	623	623		627	627

a.	Includes $8 million ($2 million—June 30, 2014 relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2015 and June 30, 2014, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED)

Realized and Unrealized Mark-to-Market Gains or Losses on Non-Trading Portfolios, Net

The following tables reflect the components of the realized and unrealized mark-to-market gains or losses on non-trading portfolios, net, for the three and nine months ended March 31, 2015 and March 31, 2014:

In millions of U.S. dollars
	Three Months Ended March 31, 2015			Nine Months Ended March 31, 2015
	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total
Non trading portfolios, net

Equity management, net	$—	$204	$204	$581	$(316)	$265

Borrowings, including derivatives—Notes E and F	3	(40)	(37)	12	(319)	(307)

Other assets/liabilities derivatives[a]	—	*	*	—	*	*

Client operations derivatives[a]	—	(2)	(2)	—	(6)	(6)

Loans, including derivatives—Notes D and F	(1)	(416)	(417)	(1)	(979)[d]	(980)

Total	$2	$(254)	$(252)	$592	$(1,620)	$(1,028)

In millions of U.S. dollars
	Three Months Ended March 31, 2014			Nine Months Ended March 31, 2014
	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total	Realized gains (losses)[b]	Unrealized gains (losses)[b,c]	Total
Non trading portfolios, net

Equity management, net	$—	$(25)	$(25)	$432	$(1,020)	$(588)

Borrowings, including derivatives—Notes E and F	(17)	(70)	(87)	(23)	223	200

Other assets/liabilities derivatives[a]	—	(2)	(2)	—	(11)	(11)

Client operations derivatives[a]	—	1	1	—	(1)	(1)

Loans, including derivatives—Notes D and F	—	(358)	(358)	—	257 [d]	257

Total	$(17)	$(454)	$(471)	$409	$(552)	$(143)

a.	Included in Other, net revenue in the Condensed Statement of Income.
b.	Included in Unrealized mark-to-market gains/losses, net in the Condensed Statement of Income.
c.	Includes amounts reclassified to realized mark-to-market gains (losses).
d.	Includes $974 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market gains of $263 million—nine months ended March 31, 2014).
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2015 (UNAUDITED) 47

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of March 31, 2015, the related condensed statements of income and comprehensive income for the three and nine-month periods ended March 31, 2015 and 2014 and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2015 and 2014.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2014

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2014, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2014, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 11, 2015

48

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0625AUD04.25	0000013590	AUD	350,000,000	272,335,000	10-Feb-2015	17-Feb-2015	24-Jun-2025
BOND/SELL AUD/IBRD/GDIF/0320AUD02.50	0000013651	AUD	550,000,000	430,842,500	4-Mar-2015	12-Mar-2015	12-Mar-2020

Sub-total New Borrowings - Australian Dollar			900,000,000	703,177,500

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0917BRL09.75	0000013513	BRL	50,000,000	19,098,913	15-Jan-2015	27-Jan-2015	27-Sep-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013523	BRL	75,000,000	28,381,677	20-Jan-2015	29-Jan-2015	2-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0118BRL08.55	0000013530	BRL	91,700,000	35,244,831	21-Jan-2015	29-Jan-2015	29-Jan-2018
BOND/SELL BRL/IBRD/GDIF/0817BRL08.70	0000013528	BRL	46,000,000	17,407,428	20-Jan-2015	23-Feb-2015	29-Aug-2017
BOND/SELL BRL/IBRD/GDIF/0218BRL08.50	0000013538	BRL	3,000,000	1,165,909	23-Jan-2015	26-Feb-2015	27-Feb-2018
BOND/SELL BRL/IBRD/GDIF/0318BRL09.11	0000013675	BRL	71,200,000	22,604,251	10-Mar-2015	18-Mar-2015	15-Mar-2018
BOND/SELL BRL/IBRD/GDIF/0318BRL09.02	0000013598	BRL	12,000,000	4,207,205	13-Feb-2015	26-Mar-2015	27-Mar-2018
BOND/SELL BRL/IBRD/GDIF/0318BRL09.17	0000013594	BRL	12,500,000	4,359,578	12-Feb-2015	30-Mar-2015	29-Mar-2018
BOND/SELL BRL/IBRD/GDIF/0418BRL09.28	0000013686	BRL	13,500,000	4,238,219	13-Mar-2015	28-Apr-2015	27-Apr-2018
BOND/SELL BRL/IBRD/GDIF/0323BRL00.00	0000013595	BRL	40,500,000	14,125,033	12-Feb-2015	27-Mar-2015	30-Mar-2023

Sub-total New Borrowings - Brazilian Real			415,400,000	150,833,044

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0320CAD01.125	0000013643	CAD	1,200,000,000	958,275,105	3-Mar-2015	11-Mar-2015	11-Mar-2020

Sub-total New Borrowings - Canadian Dollar			1,200,000,000	958,275,105

Colombian Peso
BOND/SELL COP/IBRD/GDIF/0322COP05.05	0000013687	COP	8,000,000,000	3,043,850	13-Mar-2015	25-Mar-2015	25-Mar-2022

Sub-total New Borrowings - Colombian Peso			8,000,000,000	3,043,850

Euro
BOND/SELL EUR/IBRD/GDIF/0120EURSTR	0000013487	EUR	250,000,000	295,537,500	7-Jan-2015	15-Jan-2015	15-Jan-2020
BOND/SELL EUR/IBRD/GDIF/1220EURSTR	0000013488	EUR	250,000,000	295,537,500	7-Jan-2015	15-Jan-2015	15-Dec-2020
BOND/SELL EUR/IBRD/GDIF/0920EURSTR	0000013489	EUR	250,000,000	295,537,500	7-Jan-2015	15-Jan-2015	15-Sep-2020
BOND/SELL EUR/IBRD/GDIF/0222EUR0.101	0000013518	EUR	20,000,000	23,173,000	16-Jan-2015	4-Feb-2015	4-Feb-2022
BOND/SELL EUR/IBRD/GDIF/0245EUR01.0325	0000013596	EUR	30,000,000	34,249,500	13-Feb-2015	25-Feb-2015	25-Feb-2045
BOND/SELL EUR/IBRD/GDIF/0255EUR01.063	0000013586	EUR	31,000,000	34,972,650	10-Feb-2015	27-Feb-2015	26-Feb-2055
BOND/SELL EUR/IBRD/GDIF/0820EURSTR	0000013593	EUR	200,000,000	226,850,000	12-Feb-2015	27-Feb-2015	27-Aug-2020

Page 1/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL EUR/IBRD/GDIF/0345EURSTR	0000013641	EUR	50,000,000	56,122,500	2-Mar-2015	16-Mar-2015	16-Mar-2045
BOND/SELL EUR/IBRD/GDIF/0435EURSTR	0000013666	EUR	50,000,000	54,692,500	6-Mar-2015	2-Apr-2015	2-Apr-2035
BOND/SELL EUR/IBRD/NSV/0254EUR00.00	0000013575	EUR	75,000,000	85,935,000	4-Feb-2015	17-Feb-2015	17-Feb-2054

Sub-total New Borrowings - Euro			1,206,000,000	1,402,607,650

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0120GBPSTR	0000013509	GBP	150,000,000	227,865,000	14-Jan-2015	22-Jan-2015	22-Jan-2020
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000013620	GBP	180,000,000	276,507,000	23-Feb-2015	2-Mar-2015	2-Oct-2017

Sub-total New Borrowings - Pound Sterling			330,000,000	504,372,000

Indian Rupee
BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013486	INR	1,000,000,000	15,729,453	6-Jan-2015	14-Jan-2015	24-May-2017
BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013521	INR	7,500,000,000	121,221,917	16-Jan-2015	28-Jan-2015	20-Dec-2016
BOND/SELL INR/IBRD/GDIF/0120INR03.75	0000013536	INR	7,212,000,000	116,992,457	22-Jan-2015	29-Jan-2015	29-Jan-2020
BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013576	INR	750,000,000	12,140,087	4-Feb-2015	11-Feb-2015	24-May-2017
BOND/SELL INR/IBRD/GDIF/0220INR04.00	0000013532	INR	160,000,000	2,597,192	21-Jan-2015	26-Feb-2015	27-Feb-2020
BOND/SELL INR/IBRD/GDIF/0218INR04.00	0000013534	INR	213,000,000	3,457,512	21-Jan-2015	26-Feb-2015	27-Feb-2018
BOND/SELL INR/IBRD/GDIF/0220INR04.05	0000013537	INR	250,000,000	4,070,004	23-Jan-2015	26-Feb-2015	26-Feb-2020
BOND/SELL INR/IBRD/GDIF/0220INR04.00A	0000013546	INR	436,000,000	7,100,977	27-Jan-2015	26-Feb-2015	27-Feb-2020
BOND/SELL INR/IBRD/GDIF/0320INR04.70	0000013683	INR	2,381,000,000	37,901,942	11-Mar-2015	18-Mar-2015	18-Mar-2020
BOND/SELL INR/IBRD/GDIF/0320INR04.60	0000013653	INR	110,000,000	1,767,611	5-Mar-2015	27-Mar-2015	27-Mar-2020
BOND/SELL INR/IBRD/GDIF/0517INR05.00	0000013700	INR	1,500,000,000	24,020,177	20-Mar-2015	27-Mar-2015	24-May-2017
BOND/SELL INR/IBRD/GDIF/0420INR04.41	0000013607	INR	420,000,000	6,738,253	18-Feb-2015	30-Mar-2015	7-Apr-2020
BOND/SELL INR/IBRD/GDIF/0320INR04.40	0000013621	INR	63,000,000	1,011,871	23-Feb-2015	30-Mar-2015	30-Mar-2020
BOND/SELL INR/IBRD/GDIF/0420INR04.80	0000013671	INR	63,000,000	1,008,646	9-Mar-2015	20-Apr-2015	21-Apr-2020
BOND/SELL INR/IBRD/GDIF/0418INR04.60	0000013708	INR	211,000,000	3,391,465	24-Mar-2015	27-Apr-2015	23-Apr-2018

Sub-total New Borrowings - Indian Rupee			22,269,000,000	359,149,562

Page 2/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0245JPYSTR	0000013571	JPY	500,000,000	4,256,225	04-Feb-2015	23-Feb-2015	24-Feb-2045
BOND/SELL JPY/IBRD/GDIF/0245JPYSTR01	0000013572	JPY	500,000,000	4,256,225	04-Feb-2015	23-Feb-2015	24-Feb-2045
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR04	0000013570	JPY	950,000,000	8,088,893	03-Feb-2015	26-Feb-2015	27-Feb-2020
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR05	0000013604	JPY	14,652,000,000	123,364,486	17-Feb-2015	26-Feb-2015	18-Feb-2020
BOND/SELL JPY/IBRD/GDIF/0218JPYSTR02	0000013606	JPY	503,000,000	4,215,378	18-Feb-2015	26-Feb-2015	16-Feb-2018
BOND/SELL JPY/IBRD/GDIF/0816JPYSTR	0000013610	JPY	5,433,000,000	45,531,113	18-Feb-2015	26-Feb-2015	18-Aug-2016
BOND/SELL JPY/IBRD/GDIF/0320JPYSTR14	0000013662	JPY	200,000,000	1,664,309	05-Mar-2015	27-Mar-2015	30-Mar-2020
BOND/SELL JPY/IBRD/GDIF/0918JPYSTR02	0000013697	JPY	513,000,000	4,253,379	19-Mar-2015	30-Mar-2015	14-Sep-2018

Sub-total New Borrowings - Japanese Yen			23,251,000,000	195,630,006

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013501	MXN	500,000,000	34,103,039	9-Jan-2015	16-Jan-2015	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013626	MXN	250,000,000	16,529,144	24-Feb-2015	5-Mar-2015	16-Aug-2018

Sub-total New Borrowings - Mexican Peso			750,000,000	50,632,183

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0220NZD03.75	0000013550	NZD	800,000,000	597,800,000	28-Jan-2015	10-Feb-2015	10-Feb-2020
BOND/SELL NZD/IBRD/GDIF/1021NZD04.625	0000013645	NZD	150,000,000	113,047,500	03-Mar-2015	11-Mar-2015	06-Oct-2021

Sub-total New Borrowings - New Zealand Dollar			950,000,000	710,847,500

Russian Ruble
BOND/SELL RUB/IBRD/GDIF/0220RUB11.60	0000013548	RUB	1,500,000,000	22,089,359	27-Jan-2015	10-Feb-2015	10-Feb-2020
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000013609	RUB	2,000,000,000	32,069,784	18-Feb-2015	05-Mar-2015	05-Mar-2019
BOND/SELL RUB/IBRD/GDIF/0220RUB11.60	0000013619	RUB	750,000,000	12,054,728	20-Feb-2015	06-Mar-2015	10-Feb-2020
BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000013632	RUB	2,000,000,000	32,598,243	27-Feb-2015	16-Mar-2015	16-Sep-2019
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000013665	RUB	250,000,000	4,195,229	06-Mar-2015	16-Mar-2015	05-Mar-2019

Sub-total New Borrowings - Russian Ruble			6,500,000,000	103,007,343

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0222SGD01.85	0000013585	SGD	500,000,000	368,853,971	10-Feb-2015	24-Feb-2015	24-Feb-2022

Sub-total New Borrowings - Singapore Dollar			500,000,000	368,853,971

Page 3/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0217TRY06.03	0000013527	TRY	60,000,000	25,668,449	20-Jan-2015	20-Feb-2015	23-Feb-2017
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000013631	TRY	50,000,000	20,177,563	26-Feb-2015	04-Mar-2015	04-Mar-2022
BOND/SELL TRY/IBRD/GDIF/0318TRY08.01	0000013674	TRY	54,750,000	20,776,017	10-Mar-2015	18-Mar-2015	15-Mar-2018
BOND/SELL TRY/IBRD/GDIF/1017TRY07.74	0000013694	TRY	43,000,000	16,448,312	17-Mar-2015	17-Apr-2015	20-Oct-2017

Sub-total New Borrowings - Turkish Lira			207,750,000	83,070,341

United States Dollar
BOND/SELL USD/IBRD/GDIF/0117USD00.70	0000013338	USD	2,671,900	2,671,900	17-Oct-2014	12-Jan-2015	12-Jan-2022
BOND/SELL USD/IBRD/GDIF/0117USD00.70	0000013494	USD	50,000,000	50,000,000	07-Jan-2015	16-Jan-2015	17-Jan-2017
BOND/SELL USD/IBRD/GDIF/0717USD00.90	0000013495	USD	25,000,000	25,000,000	07-Jan-2015	16-Jan-2015	17-Jul-2017
BOND/SELL USD/IBRD/GDIF/0119USD01.35	0000013496	USD	10,000,000	10,000,000	07-Jan-2015	16-Jan-2015	16-Jan-2019
BOND/SELL USD/IBRD/GDIF/0120USDSTR	0000013492	USD	100,000,000	100,000,000	07-Jan-2015	30-Jan-2015	30-Jan-2020
BOND/SELL USD/IBRD/GDIF/0224USD01.91	0000013512	USD	17,000,000	17,000,000	15-Jan-2015	06-Feb-2015	06-Feb-2024
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000013557	USD	300,000,000	300,000,000	30-Jan-2015	10-Feb-2015	18-Jul-2017
BOND/SELL USD/IBRD/GDIF/0218USDSTR02	0000013563	USD	100,000,000	100,000,000	03-Feb-2015	10-Feb-2015	10-Feb-2018
BOND/SELL USD/IBRD/GDIF/0222USD01.625	0000013574	USD	4,000,000,000	4,000,000,000	04-Feb-2015	12-Feb-2015	10-Feb-2022
BOND/SELL USD/IBRD/GDIF/0817USDSTR01	0000013535	USD	25,000,000	25,000,000	21-Jan-2015	18-Feb-2015	18-Aug-2017
BOND/SELL USD/IBRD/GDIF/0220USDFRN	0000013547	USD	250,000,000	250,000,000	27-Jan-2015	20-Feb-2015	20-Feb-2020
BOND/SELL USD/IBRD/GDIF/0218USDSTR03	0000013573	USD	150,000,000	150,000,000	04-Feb-2015	24-Feb-2015	24-Feb-2018
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013603	USD	250,000,000	250,000,000	17-Feb-2015	26-Feb-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0220USDSTR01	0000013581	USD	227,600,000	227,600,000	05-Feb-2015	27-Feb-2015	27-Feb-2020
BOND/SELL USD/IBRD/GDIF/0218USDSTR04	0000013592	USD	250,000,000	250,000,000	11-Feb-2015	27-Feb-2015	27-Feb-2018
BOND/SELL USD/IBRD/GDIF/0325USD02.125	0000013618	USD	600,000,000	600,000,000	19-Feb-2015	03-Mar-2015	03-Mar-2025
BOND/SELL USD/IBRD/GDIF/0325USD02.165	0000013623	USD	20,000,000	20,000,000	24-Feb-2015	04-Mar-2015	04-Mar-2025
BOND/SELL USD/IBRD/GDIF/0324USD02.064	0000013616	USD	16,000,000	16,000,000	19-Feb-2015	06-Mar-2015	06-Mar-2024
BOND/SELL USD/IBRD/GDIF/0320USDSTR02	0000013601	USD	100,000,000	100,000,000	17-Feb-2015	09-Mar-2015	09-Mar-2020
BOND/SELL USD/IBRD/GDIF/0320USDSTR03	0000013602	USD	50,000,000	50,000,000	17-Feb-2015	09-Mar-2015	09-Mar-2020
BOND/SELL USD/IBRD/GDIF/0320USDSTR04	0000013605	USD	150,000,000	150,000,000	18-Feb-2015	10-Mar-2015	10-Mar-2020
BOND/SELL USD/IBRD/GDIF/0318USDSTR03	0000013646	USD	250,000,000	250,000,000	03-Mar-2015	12-Mar-2015	12-Mar-2018
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000013649	USD	150,000,000	150,000,000	04-Mar-2015	13-Mar-2015	18-Jul-2017
BOND/SELL USD/IBRD/GDIF/0318USDSTR02	0000013644	USD	70,000,000	70,000,000	03-Mar-2015	16-Mar-2015	16-Mar-2018
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013664	USD	200,000,000	200,000,000	06-Mar-2015	17-Mar-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0320USDSTR05	0000013667	USD	250,000,000	250,000,000	06-Mar-2015	17-Mar-2015	17-Mar-2020
BOND/SELL USD/IBRD/GDIF/0324USD02.15	0000013647	USD	16,000,000	16,000,000	04-Mar-2015	19-Mar-2015	19-Mar-2024

Page 4/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0318USDSTR01	0000013635	USD	43,315,000	43,315,000	27-Feb-2015	23-Mar-2015	23-Mar-2018
BOND/SELL USD/IBRD/GDIF/0920USDSTR	0000013668	USD	50,000,000	50,000,000	06-Mar-2015	25-Mar-2015	25-Sep-2020
BOND/SELL USD/IBRD/GDIF/0918USDSTR	0000013706	USD	20,000,000	20,000,000	20-Mar-2015	27-Mar-2015	27-Sep-2018
BOND/SELL USD/IBRD/GDIF/0318USDSTR04	0000013663	USD	35,000,000	35,000,000	06-Mar-2015	30-Mar-2015	30-Mar-2018
BOND/SELL USD/IBRD/GDIF/0320USDSTR06	0000013680	USD	100,000,000	100,000,000	11-Mar-2015	30-Mar-2015	30-Mar-2020
BOND/SELL USD/IBRD/GDIF/0923USDSTR02	0000013698	USD	100,000,000	100,000,000	19-Mar-2015	30-Mar-2015	29-Sep-2023
BOND/SELL USD/IBRD/GDIF/0420USDSTR02	0000013710	USD	35,000,000	35,000,000	24-Mar-2015	02-Apr-2015	02-Apr-2020
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013718	USD	200,000,000	200,000,000	27-Mar-2015	07-Apr-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0417USD00.67	0000013721	USD	40,000,000	40,000,000	30-Mar-2015	10-Apr-2015	10-Apr-2017
BOND/SELL USD/IBRD/GDIF/0435USDSTR01	0000013719	USD	80,000,000	80,000,000	30-Mar-2015	13-Apr-2015	13-Apr-2035
BOND/SELL USD/IBRD/GDIF/0420USDSTR01	0000013704	USD	16,000,000	16,000,000	20-Mar-2015	15-Apr-2015	15-Apr-2020
BOND/SELL USD/IBRD/GDIF/0425USDSTR01	0000013716	USD	50,000,000	50,000,000	26-Mar-2015	15-Apr-2015	15-Apr-2025
BOND/SELL USD/IBRD/GDIF/0322USDSTR03	0000013636	USD	13,750,000	13,750,000	27-Feb-2015	20-Mar-2015	21-Mar-2022
BOND/SELL USD/IBRD/GDIF/0422USDSTR	0000013676	USD	10,000,000	10,000,000	10-Mar-2015	10-Apr-2015	11-Apr-2022
BOND/SELL USD/IBRD/GDIF/0422USDSTR01	0000013693	USD	40,000,000	40,000,000	17-Mar-2015	10-Apr-2015	11-Apr-2022
BOND/SELL USD/IBRD/GDIF/0616USDCAR02	0000013720	USD	28,400,000	28,400,000	30-Mar-2015	13-Apr-2015	01-Jun-2016
BOND/SELL USD/IBRD/GDIF/0523USDSTR02	0000013670	USD	61,000,000	61,000,000	09-Mar-2015	30-Apr-2015	12-May-2023

Sub-total New Borrowings - United States Dollar			8,551,736,900	8,551,736,900

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1217ZAR06.625	0000013542	ZAR	100,000,000	8,720,068	26-Jan-2015	02-Feb-2015	05-Dec-2017
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000013569	ZAR	200,000,000	17,242,866	30-Jan-2015	06-Feb-2015	01-Mar-2017
BOND/SELL ZAR/IBRD/GDIF/0520ZAR06.59	0000013711	ZAR	50,900,000	4,315,754	25-Mar-2015	11-May-2015	12-May-2020

Sub-total New Borrowings - South African Rand			350,900,000	30,278,688

Total New Borrowings				14,175,515,644

Page 5/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00	0000009999	AUD	(20,000,000)	(15,641,000)	03-Feb-2010	17-Feb-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD05.75	0000010001	AUD	(1,500,000,000)	(1,173,075,000)	03-Feb-2010	17-Feb-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00	0000010024	AUD	(10,000,000)	(7,820,500)	19-Feb-2010	01-Mar-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0115AUD05.05	0000010269	AUD	(28,788,000)	(23,662,297)	23-Jun-2010	15-Jul-2010	15-Jan-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD04.88	0000010325	AUD	(18,364,000)	(14,361,566)	26-Jul-2010	17-Aug-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0115AUD04.85	0000010536	AUD	(11,837,000)	(9,399,170)	11-Jan-2011	27-Jan-2011	27-Jan-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00A	0000010598	AUD	(7,361,000)	(5,708,824)	08-Feb-2011	24-Feb-2011	24-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0315AUD04.80	0000010634	AUD	(7,713,000)	(5,915,100)	02-Mar-2011	29-Mar-2011	30-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0315AUD04.47	0000010659	AUD	(49,200,000)	(37,731,480)	17-Mar-2011	30-Mar-2011	30-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0115AUD04.22	0000010828	AUD	(23,000,000)	(18,904,850)	06-Jul-2011	04-Aug-2011	15-Jan-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD03.92	0000010866	AUD	(15,000,000)	(11,730,750)	29-Jul-2011	25-Aug-2011	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0315AUD03.32	0000010921	AUD	(15,000,000)	(11,481,750)	24-Aug-2011	21-Sep-2011	17-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0315AUD03.60	0000011296	AUD	(7,500,000)	(5,767,125)	15-Mar-2012	28-Mar-2012	19-Mar-2015

Sub-total Matured Borrowings - Australian Dollar			(1,713,763,000)	(1,341,199,411)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000009968	BRL	(42,540,000)	(16,350,219)	13-Jan-2010	21-Jan-2010	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL07.08	0000010526	BRL	(40,000,000)	(15,547,566)	05-Jan-2011	28-Jan-2011	28-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0315BRL08.01	0000010618	BRL	(33,780,000)	(10,610,796)	18-Feb-2011	24-Mar-2011	27-Mar-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000010687	BRL	(25,000,000)	(9,608,732)	04-Apr-2011	11-Apr-2011	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011330	BRL	(100,000,000)	(38,434,930)	30-Mar-2012	12-Apr-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011348	BRL	(75,000,000)	(28,826,197)	11-Apr-2012	18-Apr-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011359	BRL	(25,000,000)	(9,608,732)	20-Apr-2012	27-Apr-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011399	BRL	(25,000,000)	(9,608,732)	09-May-2012	16-May-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011477	BRL	(100,000,000)	(38,434,930)	02-Jul-2012	06-Jul-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011543	BRL	(30,000,000)	(11,530,479)	30-Jul-2012	06-Aug-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011615	BRL	(30,000,000)	(11,530,479)	17-Sep-2012	25-Sep-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011764	BRL	(35,000,000)	(13,452,225)	14-Nov-2012	20-Nov-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011857	BRL	(175,000,000)	(67,261,127)	06-Dec-2012	13-Dec-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000012237	BRL	(30,000,000)	(11,530,479)	11-Apr-2013	18-Apr-2013	21-Jan-2015

Sub-total Matured Borrowings - Brazilian Real			(766,320,000)	(292,335,624)

Page 6/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000011906	CLP	(15,000,000,000)	(24,120,021)	08-Jan-2013	28-Jan-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012018	CLP	(45,000,000,000)	(72,360,064)	08-Feb-2013	15-Feb-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012069	CLP	(15,000,000,000)	(24,120,021)	21-Feb-2013	28-Feb-2013	28-Jan-2015
BOND/SELL CLP/IBRD/GDIF/0115CLP04.25	0000012116	CLP	(10,000,000,000)	(16,080,014)	27-Feb-2013	11-Mar-2013	28-Jan-2015

Sub-total Matured Borrowings - Chilean Peso			(85,000,000,000)	(136,680,120)

Colombian Peso
BOND/SELL COP/IBRD/GDIF/0215COP03.00	0000012046	COP	(60,000,000,000)	(24,154,346)	15-Feb-2013	26-Feb-2013	26-Feb-2015

Sub-total Matured Borrowings - Colombian Peso			(60,000,000,000)	(24,154,346)

Euro
BOND/SELL EUR/IBRD/GDIF/0215EUR01.00	0000006144	EUR	(50,000,000)	(56,712,500)	10-Jan-2003	12-Feb-2003	12-Feb-2015
BOND/SELL EUR/IBRD/GDIF/0115EUR00.22	0000011158	EUR	(50,000,000)	(56,372,500)	18-Jan-2012	27-Jan-2012	27-Jan-2015
BOND/SELL EUR/IBRD/GDIF/0315EUR00.305	0000011272	EUR	(15,000,000)	(16,298,250)	08-Mar-2012	23-Mar-2012	23-Mar-2015

Sub-total Matured Borrowings - Euro			(115,000,000)	(129,383,250)

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0115NOK01.75	0000011150	NOK	(590,000,000)	(75,628,421)	13-Jan-2012	27-Jan-2012	27-Jan-2015

Sub-total Matured Borrowings - Norwegian Krone			(590,000,000)	(75,628,421)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0115NZD05.23	0000009967	NZD	(150,000,000)	(109,215,000)	13-Jan-2010	02-Feb-2010	29-Jan-2015
BOND/SELL NZD/IBRD/GDIF/0115NZD03.18	0000010827	NZD	(13,000,000)	(10,126,350)	06-Jul-2011	04-Aug-2011	15-Jan-2015
BOND/SELL NZD/IBRD/GDIF/0215NZD03.35	0000010867	NZD	(5,000,000)	(3,767,000)	29-Jul-2011	25-Aug-2011	17-Feb-2015
BOND/SELL NZD/IBRD/GDIF/0315NZD02.95	0000010920	NZD	(5,000,000)	(3,685,500)	24-Aug-2011	21-Sep-2011	17-Mar-2015

Sub-total Matured Borrowings - New Zealand Dollar			(173,000,000)	(126,793,850)

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/0115SEK01.45	0000011149	SEK	(680,000,000)	(82,209,501)	13-Jan-2012	27-Jan-2012	27-Jan-2015

Sub-total Matured Borrowings - Swedish Krona			(680,000,000)	(82,209,501)

Page 7/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0215USD01.00	0000006135	USD	(960,000,000)	(960,000,000)	08-Jan-2003	05-Feb-2003	05-Feb-2015
BOND/SELL USD/IBRD/GDIF/0115USD00.175	0000011886	USD	(58,000,000)	(58,000,000)	21-Dec-2012	07-Jan-2013	07-Jan-2015
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000011899	USD	(1,500,000,000)	(1,500,000,000)	04-Jan-2013	14-Jan-2013	14-Jan-2015
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000012027	USD	(100,000,000)	(100,000,000)	11-Feb-2013	19-Feb-2013	14-Jan-2015
BOND/SELL USD/IBRD/GDIF/0115USDFRN	0000012138	USD	(425,000,000)	(425,000,000)	06-Mar-2013	14-Mar-2013	14-Jan-2015
BOND/SELL USD/IBRD/MLT/0215USD00.00	0000000503	USD	(293,000,000)	(293,000,000)	06-Mar-1985	06-Mar-1985	15-Feb-2015
BOND/SELL USD/IBRD/MLT/0215USD00.001	0000001059	USD	(20,000,000)	(20,000,000)	09-Dec-1985	07-Jan-1986	15-Feb-2015
BOND/SELL USD/IBRD/GDIF/0315USD00.00	0000008770	USD	(3,000,000)	(3,000,000)	29-Feb-2008	18-Mar-2008	16-Mar-2015

Sub-total Matured Borrowings - United States Dollar			(3,359,000,000)	(3,359,000,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.20	0000006941	ZAR	(50,000,000)	(4,296,640)	13-Jan-2005	14-Feb-2005	10-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.00	0000006945	ZAR	(180,470,000)	(15,541,280)	18-Jan-2005	17-Feb-2005	17-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0215ZAR07.00	0000006961	ZAR	(100,000,000)	(8,611,558)	02-Feb-2005	17-Feb-2005	17-Feb-2015
BOND/SELL ZAR/IBRD/GDIF/0315ZAR06.50	0000007002	ZAR	(45,000,000)	(3,736,921)	02-Mar-2005	23-Mar-2005	23-Mar-2015
BOND/SELL ZAR/IBRD/GDIF/0315ZAR06.50	0000007055	ZAR	(100,000,000)	(8,304,268)	08-Apr-2005	25-Apr-2005	23-Mar-2015
BOND/SELL ZAR/IBRD/GDIF/0315ZAR06.50	0000007074	ZAR	(100,000,000)	(8,304,268)	26-Apr-2005	23-May-2005	23-Mar-2015

Sub-total Matured Borrowings - South African Rand			(575,470,000)	(48,794,936)

Total Matured Borrowings				(5,616,179,459)

Early Retirement
Colombian Peso
BOND/BUY COP/IBRD/GDIF/0320COP08.00	0000013699	COP	(102,500,000,000)	(40,322,581)	19-Mar-2015	26-Mar-2015	02-Mar-2020

Sub-total early Retirements - Colombian Peso			(102,500,000,000)	(40,322,581)

Euro
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013493	EUR	(2,582,285)	(2,989,640)	08-Jan-2015	21-Jan-2015	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013508	EUR	(3,873,427)	(4,367,095)	14-Jan-2015	27-Jan-2015	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013511	EUR	(3,507,462)	(3,967,466)	15-Jan-2015	29-Jan-2015	08-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013529	EUR	(2,324,056)	(2,635,015)	21-Jan-2015	03-Feb-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013579	EUR	(2,638,266)	(2,999,709)	05-Feb-2015	18-Feb-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013599	EUR	(3,098,741)	(3,516,917)	16-Feb-2015	26-Feb-2015	07-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013600	EUR	(1,807,599)	(2,028,940)	16-Feb-2015	02-Mar-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013633	EUR	(3,098,741)	(3,276,609)	27-Feb-2015	11-Mar-2015	07-Nov-2016

Page 8/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000013638	EUR	(1,585,005)	(1,675,984)	02-Mar-2015	11-Mar-2015	08-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013639	EUR	(2,324,056)	(2,457,457)	02-Mar-2015	11-Mar-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013701	EUR	(3,098,741)	(3,356,402)	20-Mar-2015	30-Mar-2015	07-Nov-2016

Sub-total early Retirements - Euro			(29,938,380)	(33,271,232)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013507	GBP	(17,780,000)	(26,694,892)	13-Jan-2015	26-Jan-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013553	GBP	(6,365,000)	(9,760,409)	29-Jan-2015	06-Feb-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013648	GBP	(7,971,000)	(12,001,536)	04-Mar-2015	11-Mar-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013689	GBP	(7,248,000)	(10,810,030)	16-Mar-2015	23-Mar-2015	07-Jun-2032

Sub-total early Retirements - Pound Sterling			(39,364,000)	(59,266,867)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR03	0000013432	JPY	(100,000,000)	(831,428)	02-Dec-2014	05-Jan-2015	02-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR02	0000013431	JPY	(400,000,000)	(3,357,536)	02-Dec-2014	07-Jan-2015	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR03	0000013464	JPY	(1,050,000,000)	(8,813,531)	16-Dec-2014	07-Jan-2015	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR03	0000013468	JPY	(100,000,000)	(834,550)	17-Dec-2014	08-Jan-2015	08-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR07	0000013457	JPY	(1,000,000,000)	(8,384,690)	11-Dec-2014	09-Jan-2015	09-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR10	0000013447	JPY	(2,100,000,000)	(17,967,914)	09-Dec-2014	14-Jan-2015	14-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR12	0000013482	JPY	(200,000,000)	(1,716,149)	24-Dec-2014	15-Jan-2015	15-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR15	0000013483	JPY	(100,000,000)	(856,568)	29-Dec-2014	16-Jan-2015	16-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR22	0000013459	JPY	(100,000,000)	(842,602)	11-Dec-2014	20-Jan-2015	17-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR40	0000013467	JPY	(200,000,000)	(1,694,484)	16-Dec-2014	23-Jan-2015	23-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR25	0000013471	JPY	(1,400,000,000)	(11,861,894)	18-Dec-2014	27-Jan-2015	27-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR47	0000013502	JPY	(100,000,000)	(847,278)	09-Jan-2015	27-Jan-2015	27-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0717JPYSTR02	0000013506	JPY	(1,282,000,000)	(10,862,105)	13-Jan-2015	27-Jan-2015	27-Jul-2017
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013491	JPY	(128,000,000)	(1,086,495)	07-Jan-2015	28-Jan-2015	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR21	0000013472	JPY	(2,000,000,000)	(16,951,307)	19-Dec-2014	29-Jan-2015	29-Jan-2033
BOND/BUY JPY/IBRD/GDIF/1019JPYSTR02	0000013515	JPY	(500,000,000)	(4,237,827)	15-Jan-2015	29-Jan-2015	29-Oct-2019
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR46	0000013481	JPY	(100,000,000)	(849,545)	24-Dec-2014	30-Jan-2015	30-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0117JPYSTR	0000013522	JPY	(2,000,000,000)	(16,990,910)	16-Jan-2015	30-Jan-2015	30-Jan-2017

Page 9/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0818JPYSTR01	0000013524	JPY	(700,000,000)	(5,951,622)	19-Jan-2015	02-Feb-2015	02-Aug-2018
BOND/BUY JPY/IBRD/GDIF/0218JPYSTR01	0000013525	JPY	(3,531,000,000)	(30,021,681)	19-Jan-2015	02-Feb-2015	01-Feb-2018
BOND/BUY JPY/IBRD/GDIF/0230JPYSTR	0000013490	JPY	(1,000,000,000)	(8,437,750)	07-Jan-2015	09-Feb-2015	07-Feb-2030
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR17	0000013540	JPY	(300,000,000)	(2,531,325)	23-Jan-2015	09-Feb-2015	08-Feb-2038
BOND/BUY JPY/IBRD/GDIF/1117JPYSTR	0000013543	JPY	(1,055,000,000)	(8,901,827)	26-Jan-2015	09-Feb-2015	07-Nov-2017
BOND/BUY JPY/IBRD/GDIF/1116JPYSTR01	0000013544	JPY	(1,098,000,000)	(9,264,650)	26-Jan-2015	09-Feb-2015	08-Nov-2016
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000013549	JPY	(8,836,000,000)	(74,264,582)	27-Jan-2015	10-Feb-2015	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR12	0000013510	JPY	(200,000,000)	(1,682,298)	14-Jan-2015	13-Feb-2015	13-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR23	0000013554	JPY	(300,000,000)	(2,523,447)	29-Jan-2015	13-Feb-2015	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR21	0000013514	JPY	(100,000,000)	(841,963)	15-Jan-2015	17-Feb-2015	17-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR09	0000013516	JPY	(1,000,000,000)	(8,380,473)	15-Jan-2015	18-Feb-2015	18-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR04	0000013503	JPY	(3,000,000,000)	(25,216,441)	09-Jan-2015	19-Feb-2015	19-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR03	0000013504	JPY	(3,000,000,000)	(25,216,441)	09-Jan-2015	19-Feb-2015	19-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0843JPYSTR	0000013526	JPY	(1,000,000,000)	(8,405,480)	20-Jan-2015	19-Feb-2015	19-Aug-2043
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR29	0000013565	JPY	(100,000,000)	(840,548)	03-Feb-2015	19-Feb-2015	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR17	0000013533	JPY	(100,000,000)	(842,070)	21-Jan-2015	20-Feb-2015	20-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0236JPYSTR03	0000013555	JPY	(1,000,000,000)	(8,398,068)	29-Jan-2015	23-Feb-2015	21-Feb-2036
BOND/BUY JPY/IBRD/GDIF/0637JPYSTR47	0000013545	JPY	(100,000,000)	(841,786)	26-Jan-2015	26-Feb-2015	29-Jun-2037
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR02	0000013589	JPY	(500,000,000)	(4,208,931)	10-Feb-2015	26-Feb-2015	26-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR03	0000013551	JPY	(500,000,000)	(4,189,886)	28-Jan-2015	27-Feb-2015	27-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR03	0000013597	JPY	(500,000,000)	(4,174,145)	13-Feb-2015	02-Mar-2015	02-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0331JPYSTR04	0000013608	JPY	(2,000,000,000)	(16,718,913)	18-Feb-2015	04-Mar-2015	04-Mar-2031
BOND/BUY JPY/IBRD/GDIF/0319JPYSTR01	0000013613	JPY	(1,027,000,000)	(8,585,162)	18-Feb-2015	04-Mar-2015	04-Mar-2019
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR01	0000013622	JPY	(200,000,000)	(1,655,013)	23-Feb-2015	09-Mar-2015	09-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR26	0000013562	JPY	(2,000,000,000)	(16,455,488)	02-Feb-2015	11-Mar-2015	11-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR14	0000013564	JPY	(2,000,000,000)	(16,520,734)	03-Feb-2015	12-Mar-2015	12-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR16	0000013588	JPY	(300,000,000)	(2,478,110)	10-Feb-2015	12-Mar-2015	12-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR18	0000013630	JPY	(100,000,000)	(826,037)	26-Feb-2015	12-Mar-2015	12-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR02	0000013637	JPY	(1,250,000,000)	(10,291,454)	27-Feb-2015	13-Mar-2015	13-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0319JPYSTR03	0000013640	JPY	(11,688,000,000)	(96,229,211)	02-Mar-2015	13-Mar-2015	13-Mar-2019
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR27	0000013611	JPY	(1,000,000,000)	(8,253,890)	18-Feb-2015	18-Mar-2015	18-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR28	0000013652	JPY	(500,000,000)	(4,126,945)	04-Mar-2015	18-Mar-2015	18-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR29	0000013587	JPY	(4,000,000,000)	(33,164,746)	10-Feb-2015	19-Mar-2015	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR30	0000013591	JPY	(3,000,000,000)	(24,873,559)	10-Feb-2015	19-Mar-2015	19-Mar-2032

Page 10/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR13	0000013614	JPY	(3,200,000,000)	(26,531,797)	19-Feb-2015	19-Mar-2015	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR44	0000013617	JPY	(2,000,000,000)	(16,582,373)	19-Feb-2015	19-Mar-2015	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/1219JPYSTR	0000013657	JPY	(350,000,000)	(2,901,915)	05-Mar-2015	19-Mar-2015	19-Dec-2019
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR11	0000013658	JPY	(700,000,000)	(5,803,831)	05-Mar-2015	19-Mar-2015	19-Mar-2035
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR14	0000013659	JPY	(150,000,000)	(1,243,678)	05-Mar-2014	19-Mar-2015	19-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR28	0000013660	JPY	(1,000,000,000)	(8,291,186)	05-Mar-2015	19-Mar-2015	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR04	0000013661	JPY	(700,000,000)	(5,803,831)	05-Mar-2015	19-Mar-2015	19-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013642	JPY	(325,000,000)	(2,685,396)	03-Mar-2015	20-Mar-2015	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0328JPYSTR02	0000013672	JPY	(2,000,000,000)	(16,686,830)	09-Mar-2015	23-Mar-2015	23-Mar-2028
BOND/BUY JPY/IBRD/GDIF/0331JPYSTR01	0000013673	JPY	(1,100,000,000)	(9,177,756)	09-Mar-2015	23-Mar-2015	21-Mar-2031
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR12	0000013625	JPY	(200,000,000)	(1,676,095)	24-Feb-2015	24-Mar-2015	24-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR24	0000013612	JPY	(3,100,000,000)	(25,914,316)	18-Feb-2015	25-Mar-2015	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR22	0000013627	JPY	(1,500,000,000)	(12,539,185)	25-Feb-2015	25-Mar-2015	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR16	0000013678	JPY	(300,000,000)	(2,507,837)	11-Mar-2015	25-Mar-2015	25-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR45	0000013679	JPY	(1,700,000,000)	(14,211,076)	11-Mar-2015	25-Mar-2015	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR18	0000013681	JPY	(100,000,000)	(835,946)	11-Mar-2015	25-Mar-2015	25-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR13	0000013682	JPY	(500,000,000)	(4,179,728)	11-Mar-2015	25-Mar-2015	25-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR17	0000013684	JPY	(300,000,000)	(2,507,837)	11-Mar-2015	25-Mar-2015	25-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR12	0000013629	JPY	(2,100,000,000)	(17,687,934)	26-Feb-2015	26-Mar-2015	28-May-2032
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR28	0000013690	JPY	(100,000,000)	(834,899)	16-Mar-2015	30-Mar-2015	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR06	0000013692	JPY	(3,100,000,000)	(25,881,862)	16-Mar-2015	30-Mar-2015	30-Mar-2035

Sub-total early Retirements - Japanese Yen			(94,370,000,000)	(788,786,799)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/1222MXN00.50	0000013485	MXN	(797,600,000)	(54,467,109)	06-Jan-2015	13-Jan-2015	13-Dec-2022
BOND/BUY MXN/IBRD/GDIF/0318MXN03.17	0000013624	MXN	(72,010,000)	(4,778,843)	24-Feb-2015	04-Mar-2015	12-Mar-2018

Sub-total early Retirements - Mexican Peso			(869,610,000)	(59,245,952)

Page 11/12

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/BUY USD/IBRD/GDIF/1019USDSTR01	0000013453	USD	(50,000,000)	(50,000,000)	10-Dec-2014	07-Jan-2015	07-Oct-2019
BOND/BUY USD/IBRD/GDIF/1019USDSTR02	0000013463	USD	(100,000,000)	(100,000,000)	16-Dec-2014	09-Jan-2015	09-Oct-2019
BOND/BUY USD/IBRD/GDIF/0719USDSTR01	0000013455	USD	(50,000,000)	(50,000,000)	10-Dec-2014	14-Jan-2015	12-Jul-2019
BOND/BUY USD/IBRD/GDIF/0718USDSTR01	0000013456	USD	(180,000,000)	(180,000,000)	10-Dec-2014	14-Jan-2015	13-Jul-2018
BOND/BUY USD/IBRD/GDIF/1015USDSTR03	0000013473	USD	(125,000,000)	(125,000,000)	22-Dec-2014	15-Jan-2015	15-Oct-2015
BOND/BUY USD/IBRD/GDIF/0117USDSTR01	0000013484	USD	(100,000,000)	(100,000,000)	05-Jan-2015	27-Jan-2015	27-Jan-2017
BOND/BUY USD/IBRD/GDIF/0719USDSTR07	0000013497	USD	(150,000,000)	(150,000,000)	07-Jan-2015	29-Jan-2015	29-Jul-2019
BOND/BUY USD/IBRD/GDIF/0719USDSTR07	0000013498	USD	(50,000,000)	(50,000,000)	07-Jan-2015	29-Jan-2015	29-Jul-2019
BOND/BUY USD/IBRD/GDIF/0127USDSTR01	0000013499	USD	(5,723,000)	(5,723,000)	08-Jan-2015	30-Jan-2015	30-Jan-2027
BOND/BUY USD/IBRD/GDIF/0817USDSTR	0000013505	USD	(550,000,000)	(550,000,000)	13-Jan-2015	04-Feb-2015	04-Aug-2017
BOND/BUY USD/IBRD/GDIF/1119USDSTR03	0000013541	USD	(100,000,000)	(100,000,000)	23-Jan-2015	13-Feb-2015	13-Nov-2019
BOND/BUY USD/IBRD/GDIF/0519USDSTR04	0000013559	USD	(555,000,000)	(555,000,000)	30-Jan-2015	23-Feb-2015	23-May-2019
BOND/BUY USD/IBRD/GDIF/0217USDSTR01	0000013560	USD	(100,000,000)	(100,000,000)	30-Jan-2015	23-Feb-2015	21-Feb-2017
BOND/BUY USD/IBRD/GDIF/0219USDSTR01	0000013561	USD	(10,000,000)	(10,000,000)	30-Jan-2015	23-Feb-2015	21-Feb-2019
BOND/BUY USD/IBRD/GDIF/1119USDSTR02	0000013577	USD	(240,000,000)	(240,000,000)	04-Feb-2015	26-Feb-2015	26-Nov-2019
BOND/BUY USD/IBRD/GDIF/1119USDSTR04	0000013578	USD	(100,000,000)	(100,000,000)	04-Feb-2015	26-Feb-2015	26-Nov-2019
BOND/BUY USD/IBRD/GDIF/0827USDSTR	0000013582	USD	(20,000,000)	(20,000,000)	06-Feb-2015	02-Mar-2015	28-Aug-2027
BOND/BUY USD/IBRD/GDIF/1015USDSTR01	0000013650	USD	(500,000,000)	(500,000,000)	04-Mar-2015	25-Mar-2015	09-Oct-2015
BOND/BUY USD/IBRD/GDIF/1219USDSTR	0000013654	USD	(100,000,000)	(100,000,000)	05-Mar-2015	26-Mar-2015	26-Dec-2019
BOND/BUY USD/IBRD/GDIF/1015USDSTR02	0000013656	USD	(460,000,000)	(460,000,000)	05-Mar-2015	26-Mar-2015	09-Oct-2015
BOND/BUY USD/IBRD/GDIF/0244USDSTR	0000013558	USD	(226,200,000)	(226,200,000)	30-Jan-2015	23-Feb-2015	21-Feb-2044
BOND/BUY USD/IBRD/GDIF/0344USDSTR	0000013655	USD	(193,400,000)	(193,400,000)	05-Mar-2015	26-Mar-2015	26-Mar-2044

Sub-total early Retirements - United States Dollar			(3,965,323,000)	(3,965,323,000)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1119ZAR00.50	0000013519	ZAR	(101,100,000)	(8,800,487)	16-Jan-2015	22-Jan-2015	20-Nov-2019
BOND/BUY ZAR/IBRD/GDIF/0417ZAR00.50	0000013520	ZAR	(91,510,000)	(7,965,703)	16-Jan-2015	22-Jan-2015	26-Apr-2017
BOND/BUY ZAR/IBRD/GDIF/0220ZAR00.50	0000013634	ZAR	(197,840,000)	(16,175,292)	27-Feb-2015	10-Mar-2015	20-Feb-2020
BOND/BUY ZAR/IBRD/GDIF/1219ZAR00.50	0000013669	ZAR	(88,560,000)	(7,123,724)	09-Mar-2015	16-Mar-2015	20-Dec-2019
BOND/BUY ZAR/IBRD/GDIF/1119ZAR00.50	0000013677	ZAR	(53,420,000)	(4,319,560)	11-Mar-2015	18-Mar-2015	20-Nov-2019
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000013685	ZAR	(54,970,000)	(4,516,140)	12-Mar-2015	19-Mar-2015	28-Mar-2019

Sub-total early Retirements - South African Rand			(587,400,000)	(48,900,907)

Total Early Retirements				(4,995,117,337)

Page 12/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010306100	USD	84,000,000	84,000,000	05-Jan-2015	05-Jan-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010306099	USD	5,000,000	5,000,000	05-Jan-2015	06-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010306101	USD	500,000,000	500,000,000	05-Jan-2015	07-Jan-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAR15	0010306102	USD	640,000	640,000	05-Jan-2015	07-Jan-2015	06-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010306106	USD	100,000,000	100,000,000	06-Jan-2015	07-Jan-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27MAR15	0010306107	USD	25,000,000	25,000,000	06-Jan-2015	07-Jan-2015	27-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010306110	USD	25,000,000	25,000,000	06-Jan-2015	07-Jan-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010306139	USD	50,000,000	50,000,000	07-Jan-2015	07-Jan-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010306148	USD	100,000,000	100,000,000	07-Jan-2015	07-Jan-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS9MAR15	0010306155	USD	20,000,000	20,000,000	07-Jan-2015	08-Jan-2015	09-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306282	USD	25,000,000	25,000,000	08-Jan-2015	08-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010306314	USD	5,000,000	5,000,000	08-Jan-2015	08-Jan-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS2APR15	0010306136	USD	20,000,000	20,000,000	07-Jan-2015	09-Jan-2015	02-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010306280	USD	50,000,000	50,000,000	08-Jan-2015	09-Jan-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010306281	USD	11,004,000	11,004,000	08-Jan-2015	09-Jan-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010306363	USD	5,000,000	5,000,000	08-Jan-2015	09-Jan-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010306382	USD	11,000,000	11,000,000	08-Jan-2015	09-Jan-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010306400	USD	7,150,000	7,150,000	09-Jan-2015	12-Jan-2015	04-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010306657	USD	16,000,000	16,000,000	12-Jan-2015	12-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010306668	USD	100,000,000	100,000,000	12-Jan-2015	12-Jan-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010306671	USD	500,000,000	500,000,000	12-Jan-2015	12-Jan-2015	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010306683	USD	75,000,000	75,000,000	12-Jan-2015	12-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306656	USD	200,000,000	200,000,000	12-Jan-2015	13-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010306669	USD	50,000,000	50,000,000	12-Jan-2015	13-Jan-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010306672	USD	500,000,000	500,000,000	12-Jan-2015	13-Jan-2015	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306883	USD	50,000,000	50,000,000	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306891	USD	50,000,000	50,000,000	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306899	USD	50,000,000	50,000,000	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010306773	USD	50,000,000	50,000,000	13-Jan-2015	15-Jan-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010306887	USD	200,000,000	200,000,000	14-Jan-2015	15-Jan-2015	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010306900	USD	40,000,000	40,000,000	14-Jan-2015	15-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306905	USD	5,000,000	5,000,000	14-Jan-2015	15-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307011	USD	50,000,000	50,000,000	15-Jan-2015	15-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307012	USD	50,000,000	50,000,000	15-Jan-2015	15-Jan-2015	16-Jan-2015

Page 1/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307017	USD	50,000,000	50,000,000	15-Jan-2015	15-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307176	USD	50,000,000	50,000,000	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307182	USD	50,000,000	50,000,000	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307183	USD	50,000,000	50,000,000	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010307188	USD	100,000,000	100,000,000	16-Jan-2015	16-Jan-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307249	USD	50,000,000	50,000,000	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307250	USD	50,000,000	50,000,000	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307268	USD	75,000,000	75,000,000	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20APR15	0010307270	USD	19,000,000	19,000,000	20-Jan-2015	20-Jan-2015	20-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010307289	USD	10,000,000	10,000,000	20-Jan-2015	20-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS21APR15	0010307279	USD	200,000,000	200,000,000	20-Jan-2015	21-Jan-2015	21-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307310	USD	50,000,000	50,000,000	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307311	USD	50,000,000	50,000,000	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307317	USD	50,000,000	50,000,000	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS15APR15	0010307318	USD	4,500,000	4,500,000	21-Jan-2015	21-Jan-2015	15-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010307323	USD	2,500,000	2,500,000	21-Jan-2015	21-Jan-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010307325	USD	3,500,000	3,500,000	21-Jan-2015	21-Jan-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010307328	USD	7,000,000	7,000,000	21-Jan-2015	21-Jan-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS16APR15	0010307330	USD	30,000,000	30,000,000	21-Jan-2015	21-Jan-2015	16-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS25JUN15	0010307316	USD	30,000,000	30,000,000	21-Jan-2015	22-Jan-2015	25-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307376	USD	50,000,000	50,000,000	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307377	USD	50,000,000	50,000,000	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010307390	USD	88,000,000	88,000,000	22-Jan-2015	22-Jan-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307393	USD	75,000,000	75,000,000	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010307394	USD	100,000,000	100,000,000	22-Jan-2015	22-Jan-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JUL15	0010307389	USD	4,600,000	4,600,000	22-Jan-2015	23-Jan-2015	07-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS23APR15	0010307428	USD	20,000,000	20,000,000	22-Jan-2015	23-Jan-2015	23-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010307456	USD	50,000,000	50,000,000	23-Jan-2015	23-Jan-2015	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010307473	USD	50,000,000	50,000,000	23-Jan-2015	23-Jan-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010307480	USD	50,000,000	50,000,000	23-Jan-2015	23-Jan-2015	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010307523	USD	4,370,000	4,370,000	23-Jan-2015	26-Jan-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010307524	USD	7,500,000	7,500,000	23-Jan-2015	26-Jan-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010307583	USD	50,000,000	50,000,000	26-Jan-2015	26-Jan-2015	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010307584	USD	50,000,000	50,000,000	26-Jan-2015	26-Jan-2015	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010307601	USD	40,000,000	40,000,000	26-Jan-2015	26-Jan-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JUN15	0010307606	USD	100,000,000	100,000,000	26-Jan-2015	27-Jan-2015	26-Jun-2015

Page 2/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010307610	USD	100,000,000	100,000,000	27-Jan-2015	27-Jan-2015	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010307611	USD	100,000,000	100,000,000	27-Jan-2015	27-Jan-2015	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010307638	USD	100,000,000	100,000,000	28-Jan-2015	28-Jan-2015	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010307649	USD	100,000,000	100,000,000	28-Jan-2015	28-Jan-2015	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307693	USD	100,000,000	100,000,000	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307694	USD	100,000,000	100,000,000	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307697	USD	100,000,000	100,000,000	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010307692	USD	75,000,000	75,000,000	29-Jan-2015	30-Jan-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307770	USD	100,000,000	100,000,000	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307794	USD	100,000,000	100,000,000	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307795	USD	50,000,000	50,000,000	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307796	USD	100,000,000	100,000,000	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010307805	USD	250,000,000	250,000,000	30-Jan-2015	30-Jan-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010308144	USD	50,000,000	50,000,000	02-Feb-2015	02-Feb-2015	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010308145	USD	50,000,000	50,000,000	02-Feb-2015	02-Feb-2015	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010308156	USD	15,000,000	15,000,000	02-Feb-2015	02-Feb-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010307841	USD	300,000,000	300,000,000	30-Jan-2015	03-Feb-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010308158	USD	10,000,000	10,000,000	02-Feb-2015	03-Feb-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010308177	USD	50,000,000	50,000,000	03-Feb-2015	03-Feb-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010308178	USD	50,000,000	50,000,000	03-Feb-2015	03-Feb-2015	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010308179	USD	50,000,000	50,000,000	03-Feb-2015	03-Feb-2015	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010308183	USD	50,000,000	50,000,000	03-Feb-2015	03-Feb-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010308184	USD	50,000,000	50,000,000	03-Feb-2015	03-Feb-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS6APR15	0010308194	USD	100,000,000	100,000,000	03-Feb-2015	03-Feb-2015	06-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010308196	USD	10,000,000	10,000,000	03-Feb-2015	03-Feb-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010308198	USD	25,000,000	25,000,000	03-Feb-2015	03-Feb-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS1APR15	0010307842	USD	300,000,000	300,000,000	30-Jan-2015	04-Feb-2015	01-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS5MAY15	0010308195	USD	200,000,000	200,000,000	03-Feb-2015	04-Feb-2015	05-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308234	USD	50,000,000	50,000,000	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308235	USD	50,000,000	50,000,000	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308236	USD	50,000,000	50,000,000	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308263	USD	50,000,000	50,000,000	05-Feb-2015	05-Feb-2015	06-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308268	USD	50,000,000	50,000,000	05-Feb-2015	05-Feb-2015	06-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308281	USD	50,000,000	50,000,000	05-Feb-2015	05-Feb-2015	06-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010308362	USD	50,000,000	50,000,000	06-Feb-2015	06-Feb-2015	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010308387	USD	50,000,000	50,000,000	06-Feb-2015	06-Feb-2015	09-Feb-2015

Page 3/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010308453	USD	50,000,000	50,000,000	09-Feb-2015	09-Feb-2015	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010308456	USD	50,000,000	50,000,000	09-Feb-2015	09-Feb-2015	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010308631	USD	50,000,000	50,000,000	10-Feb-2015	10-Feb-2015	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010308632	USD	50,000,000	50,000,000	10-Feb-2015	10-Feb-2015	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010308636	USD	17,000,000	17,000,000	10-Feb-2015	10-Feb-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010308637	USD	10,000,000	10,000,000	10-Feb-2015	10-Feb-2015	21-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308671	USD	50,000,000	50,000,000	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308672	USD	50,000,000	50,000,000	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308704	USD	50,000,000	50,000,000	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010308820	USD	50,000,000	50,000,000	12-Feb-2015	12-Feb-2015	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010308821	USD	50,000,000	50,000,000	12-Feb-2015	12-Feb-2015	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAY15	0010308854	USD	10,000,000	10,000,000	12-Feb-2015	12-Feb-2015	13-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010308862	USD	15,000,000	15,000,000	12-Feb-2015	12-Feb-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010308691	USD	8,573,000	8,573,000	11-Feb-2015	13-Feb-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308892	USD	50,000,000	50,000,000	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308893	USD	50,000,000	50,000,000	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010308900	USD	50,000,000	50,000,000	13-Feb-2015	13-Feb-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010308901	USD	25,000,000	25,000,000	13-Feb-2015	13-Feb-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS7APR15	0010308923	USD	100,000,000	100,000,000	13-Feb-2015	13-Feb-2015	07-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308926	USD	50,000,000	50,000,000	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS14APR15	0010308929	USD	20,000,000	20,000,000	13-Feb-2015	13-Feb-2015	14-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAY15	0010308933	USD	100,000,000	100,000,000	13-Feb-2015	13-Feb-2015	18-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010308692	USD	3,944,000	3,944,000	11-Feb-2015	17-Feb-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010308921	USD	200,000,000	200,000,000	13-Feb-2015	17-Feb-2015	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS7APR15	0010308924	USD	100,000,000	100,000,000	13-Feb-2015	17-Feb-2015	07-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010308986	USD	50,000,000	50,000,000	17-Feb-2015	17-Feb-2015	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010308988	USD	50,000,000	50,000,000	17-Feb-2015	17-Feb-2015	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308985	USD	200,000,000	200,000,000	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308987	USD	100,000,000	100,000,000	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308989	USD	100,000,000	100,000,000	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308994	USD	50,000,000	50,000,000	18-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309046	USD	50,000,000	50,000,000	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309050	USD	50,000,000	50,000,000	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309073	USD	50,000,000	50,000,000	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010309088	USD	50,000,000	50,000,000	23-Feb-2015	23-Feb-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010309136	USD	50,000,000	50,000,000	23-Feb-2015	23-Feb-2015	24-Feb-2015

Page 4/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010309147	USD	9,000,000	9,000,000	23-Feb-2015	23-Feb-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS19MAY15	0010309149	USD	40,000,000	40,000,000	23-Feb-2015	23-Feb-2015	19-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010309089	USD	100,000,000	100,000,000	23-Feb-2015	24-Feb-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS31MAR15	0010309115	USD	200,000,000	200,000,000	23-Feb-2015	24-Feb-2015	31-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309135	USD	5,010,000	5,010,000	23-Feb-2015	24-Feb-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309157	USD	50,000,000	50,000,000	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309160	USD	50,000,000	50,000,000	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309177	USD	100,000,000	100,000,000	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309181	USD	100,000,000	100,000,000	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010309091	USD	200,000,000	200,000,000	23-Feb-2015	25-Feb-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309247	USD	50,000,000	50,000,000	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309248	USD	50,000,000	50,000,000	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309249	USD	50,000,000	50,000,000	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS21MAY15	0010309252	USD	6,000,000	6,000,000	25-Feb-2015	25-Feb-2015	21-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS27MAY15	0010309253	USD	18,000,000	18,000,000	25-Feb-2015	25-Feb-2015	27-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010309179	USD	7,126,000	7,126,000	24-Feb-2015	27-Feb-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010309180	USD	2,319,000	2,319,000	24-Feb-2015	27-Feb-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309349	USD	28,900,000	28,900,000	26-Feb-2015	27-Feb-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS30APR15	0010309350	USD	5,030,000	5,030,000	26-Feb-2015	27-Feb-2015	30-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309744	USD	100,000,000	100,000,000	02-Mar-2015	02-Mar-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309745	USD	100,000,000	100,000,000	02-Mar-2015	02-Mar-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309746	USD	100,000,000	100,000,000	02-Mar-2015	02-Mar-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS28MAY15	0010309747	USD	50,000,000	50,000,000	02-Mar-2015	02-Mar-2015	28-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010309817	USD	100,000,000	100,000,000	03-Mar-2015	03-Mar-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010309818	USD	100,000,000	100,000,000	03-Mar-2015	03-Mar-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18JUN15	0010309860	USD	35,000,000	35,000,000	03-Mar-2015	03-Mar-2015	18-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010309859	USD	200,000,000	200,000,000	03-Mar-2015	04-Mar-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309884	USD	6,000,000	6,000,000	03-Mar-2015	04-Mar-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS24APR15	0010309940	USD	100,000,000	100,000,000	04-Mar-2015	04-Mar-2015	24-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAY15	0010309941	USD	100,000,000	100,000,000	04-Mar-2015	05-Mar-2015	06-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310211	USD	100,000,000	100,000,000	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310212	USD	100,000,000	100,000,000	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310234	USD	100,000,000	100,000,000	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4JUN15	0010310280	USD	25,000,000	25,000,000	09-Mar-2015	10-Mar-2015	04-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010310324	USD	100,000,000	100,000,000	10-Mar-2015	10-Mar-2015	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010310325	USD	100,000,000	100,000,000	10-Mar-2015	10-Mar-2015	11-Mar-2015

Page 5/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8JUN15	0010310338	USD	19,000,000	19,000,000	10-Mar-2015	10-Mar-2015	08-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAY15	0010310383	USD	10,000,000	10,000,000	10-Mar-2015	10-Mar-2015	11-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUN15	0010310377	USD	5,000,000	5,000,000	10-Mar-2015	11-Mar-2015	29-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010310445	USD	100,000,000	100,000,000	11-Mar-2015	11-Mar-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010310448	USD	100,000,000	100,000,000	11-Mar-2015	11-Mar-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAR15	0010310509	USD	100,000,000	100,000,000	12-Mar-2015	12-Mar-2015	13-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAR15	0010310513	USD	100,000,000	100,000,000	12-Mar-2015	12-Mar-2015	13-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310567	USD	28,000,000	28,000,000	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310580	USD	22,000,000	22,000,000	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310581	USD	50,000,000	50,000,000	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310582	USD	50,000,000	50,000,000	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310583	USD	9,770,000	9,770,000	13-Mar-2015	13-Mar-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310584	USD	100,000,000	100,000,000	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310608	USD	5,800,000	5,800,000	13-Mar-2015	16-Mar-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310626	USD	100,000,000	100,000,000	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310628	USD	100,000,000	100,000,000	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310639	USD	100,000,000	100,000,000	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010310669	USD	100,000,000	100,000,000	17-Mar-2015	17-Mar-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010310756	USD	30,000,000	30,000,000	18-Mar-2015	19-Mar-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310894	USD	100,000,000	100,000,000	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310895	USD	50,000,000	50,000,000	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310911	USD	50,000,000	50,000,000	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310910	USD	4,780,000	4,780,000	19-Mar-2015	20-Mar-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310928	USD	100,000,000	100,000,000	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310930	USD	100,000,000	100,000,000	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310950	USD	71,590,000	71,590,000	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310953	USD	100,000,000	100,000,000	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310958	USD	100,000,000	100,000,000	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310968	USD	100,000,000	100,000,000	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010311007	USD	50,000,000	50,000,000	24-Mar-2015	24-Mar-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010311019	USD	100,000,000	100,000,000	24-Mar-2015	24-Mar-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JUN15	0010310978	USD	1,306,000	1,306,000	23-Mar-2015	25-Mar-2015	30-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010310984	USD	3,960,000	3,960,000	23-Mar-2015	25-Mar-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15MAY15	0010311092	USD	100,000,000	100,000,000	25-Mar-2015	25-Mar-2015	15-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUN15	0010311093	USD	100,000,000	100,000,000	25-Mar-2015	25-Mar-2015	16-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUN15	0010311115	USD	19,000,000	19,000,000	25-Mar-2015	25-Mar-2015	23-Jun-2015

Page 6/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311132	USD	100,000,000	100,000,000	26-Mar-2015	26-Mar-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311133	USD	100,000,000	100,000,000	26-Mar-2015	26-Mar-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAY15	0010311135	USD	15,000,000	15,000,000	26-Mar-2015	26-Mar-2015	12-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS15MAY15	0010311136	USD	15,000,000	15,000,000	26-Mar-2015	26-Mar-2015	15-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS19MAY15	0010311137	USD	50,000,000	50,000,000	26-Mar-2015	26-Mar-2015	19-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS27APR15	0010311129	USD	100,000,000	100,000,000	26-Mar-2015	27-Mar-2015	27-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS30MAR15	0010311172	USD	50,000,000	50,000,000	27-Mar-2015	27-Mar-2015	30-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS8MAY15	0010311175	USD	100,000,000	100,000,000	27-Mar-2015	27-Mar-2015	08-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS17APR15	0010311173	USD	50,000,000	50,000,000	27-Mar-2015	30-Mar-2015	17-Apr-2015
DIN/SELL USD/IBRD/DIN IBRDUS29MAY15	0010311408	USD	25,000,000	25,000,000	31-Mar-2015	01-Apr-2015	29-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1MAY15	0010311409	USD	175,000,000	175,000,000	31-Mar-2015	01-Apr-2015	01-May-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUN15	0010311410	USD	250,000,000	250,000,000	31-Mar-2015	01-Apr-2015	01-Jun-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAY15	0010311607	USD	50,000,000	50,000,000	31-Mar-2015	01-Apr-2015	04-May-2015

Sub-total New Borrowings - United States Dollar			15,842,872,000	15,842,872,000

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1015NGN10.00	0000013696	NGN	9,000,000,000	45,214,740	19-Mar-2015	26-Mar-2015	28-Oct-2015

Sub-total New Borrowings - Nigerian Naira			9,000,000,000	45,214,740

Total New Borrowings				15,888,086,740

Matured Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010289460	USD	(56,190,000)	(56,190,000)	07-Mar-2014	10-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290004	USD	(4,430,000)	(4,430,000)	13-Mar-2014	14-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290316	USD	(6,110,000)	(6,110,000)	24-Mar-2014	24-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010290328	USD	(10,030,000)	(10,030,000)	24-Mar-2014	25-Mar-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290385	USD	(10,000,000)	(10,000,000)	26-Mar-2014	27-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010291716	USD	(2,000,000)	(2,000,000)	21-Apr-2014	21-Apr-2014	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010292274	USD	(5,745,000)	(5,745,000)	01-May-2014	02-May-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010292294	USD	(3,580,000)	(3,580,000)	02-May-2014	05-May-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010292308	USD	(4,410,000)	(4,410,000)	05-May-2014	06-May-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010293865	USD	(9,270,000)	(9,270,000)	27-May-2014	28-May-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294428	USD	(7,820,000)	(7,820,000)	03-Jun-2014	04-Jun-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294429	USD	(10,130,000)	(10,130,000)	03-Jun-2014	04-Jun-2014	08-Jan-2015

Page 7/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294775	USD	(7,200,000)	(7,200,000)	09-Jun-2014	10-Jun-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294990	USD	(1,740,000)	(1,740,000)	11-Jun-2014	12-Jun-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010295027	USD	(620,000)	(620,000)	11-Jun-2014	12-Jun-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295197	USD	(100,000,000)	(100,000,000)	16-Jun-2014	16-Jun-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295207	USD	(100,000,000)	(100,000,000)	16-Jun-2014	16-Jun-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295212	USD	(100,000,000)	(100,000,000)	16-Jun-2014	18-Jun-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295654	USD	(25,000,000)	(25,000,000)	26-Jun-2014	30-Jun-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010296179	USD	(7,150,000)	(7,150,000)	08-Jul-2014	09-Jul-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010296919	USD	(10,000,000)	(10,000,000)	22-Jul-2014	22-Jul-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010296945	USD	(100,000,000)	(100,000,000)	22-Jul-2014	22-Jul-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010297004	USD	(3,420,000)	(3,420,000)	23-Jul-2014	24-Jul-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010297014	USD	(3,630,000)	(3,630,000)	24-Jul-2014	25-Jul-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010297029	USD	(5,000,000)	(5,000,000)	24-Jul-2014	25-Jul-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010297030	USD	(15,000,000)	(15,000,000)	24-Jul-2014	25-Jul-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010298637	USD	(4,530,000)	(4,530,000)	25-Aug-2014	26-Aug-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010298643	USD	(150,000)	(150,000)	26-Aug-2014	27-Aug-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010298644	USD	(11,430,000)	(11,430,000)	26-Aug-2014	27-Aug-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010298698	USD	(380,000)	(380,000)	27-Aug-2014	28-Aug-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JAN15	0010299546	USD	(15,000,000)	(15,000,000)	05-Sep-2014	05-Sep-2014	13-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010300075	USD	(6,290,000)	(6,290,000)	12-Sep-2014	15-Sep-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010300510	USD	(5,864,000)	(5,864,000)	24-Sep-2014	25-Sep-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010300513	USD	(5,786,000)	(5,786,000)	24-Sep-2014	25-Sep-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010300534	USD	(5,150,000)	(5,150,000)	24-Sep-2014	25-Sep-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301158	USD	(10,000,000)	(10,000,000)	01-Oct-2014	01-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301210	USD	(100,000,000)	(100,000,000)	02-Oct-2014	03-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301213	USD	(25,000,000)	(25,000,000)	02-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301223	USD	(10,000,000)	(10,000,000)	03-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301224	USD	(50,000,000)	(50,000,000)	03-Oct-2014	03-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010301231	USD	(25,000,000)	(25,000,000)	03-Oct-2014	03-Oct-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JAN15	0010301238	USD	(25,000,000)	(25,000,000)	03-Oct-2014	03-Oct-2014	07-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301220	USD	(150,000,000)	(150,000,000)	03-Oct-2014	06-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301227	USD	(65,000,000)	(65,000,000)	03-Oct-2014	06-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010301276	USD	(50,000,000)	(50,000,000)	06-Oct-2014	07-Oct-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN15	0010301278	USD	(50,000,000)	(50,000,000)	06-Oct-2014	07-Oct-2014	06-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010301352	USD	(20,000,000)	(20,000,000)	06-Oct-2014	08-Oct-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010301396	USD	(700,000)	(700,000)	07-Oct-2014	08-Oct-2014	02-Feb-2015

Page 8/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5JAN15	0010301966	USD	(150,000,000)	(150,000,000)	14-Oct-2014	16-Oct-2014	05-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302043	USD	(200,000,000)	(200,000,000)	15-Oct-2014	16-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010302054	USD	(5,000,000)	(5,000,000)	15-Oct-2014	16-Oct-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS27MAR15	0010302393	USD	(30,000,000)	(30,000,000)	20-Oct-2014	20-Oct-2014	27-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302355	USD	(100,000,000)	(100,000,000)	20-Oct-2014	21-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010302441	USD	(16,500,000)	(16,500,000)	21-Oct-2014	21-Oct-2014	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS5JAN15	0010302447	USD	(5,000,000)	(5,000,000)	21-Oct-2014	21-Oct-2014	05-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302490	USD	(100,000,000)	(100,000,000)	21-Oct-2014	22-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010302571	USD	(25,000,000)	(25,000,000)	22-Oct-2014	22-Oct-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010302560	USD	(25,000,000)	(25,000,000)	22-Oct-2014	23-Oct-2014	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010302563	USD	(50,000,000)	(50,000,000)	22-Oct-2014	23-Oct-2014	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302564	USD	(250,000,000)	(250,000,000)	22-Oct-2014	23-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JAN15	0010302578	USD	(50,000,000)	(50,000,000)	23-Oct-2014	24-Oct-2014	14-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010302580	USD	(5,864,000)	(5,864,000)	23-Oct-2014	24-Oct-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010302582	USD	(100,000,000)	(100,000,000)	23-Oct-2014	24-Oct-2014	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010302583	USD	(5,786,000)	(5,786,000)	23-Oct-2014	24-Oct-2014	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS012JAN15	0010302592	USD	(5,000,000)	(5,000,000)	24-Oct-2014	24-Oct-2014	12-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JAN15	0010302591	USD	(100,000,000)	(100,000,000)	24-Oct-2014	27-Oct-2014	07-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010302594	USD	(50,000,000)	(50,000,000)	24-Oct-2014	27-Oct-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302600	USD	(100,000,000)	(100,000,000)	27-Oct-2014	28-Oct-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302601	USD	(100,000,000)	(100,000,000)	27-Oct-2014	28-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302608	USD	(100,000,000)	(100,000,000)	28-Oct-2014	29-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010302640	USD	(100,000,000)	(100,000,000)	29-Oct-2014	30-Oct-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010302788	USD	(50,000,000)	(50,000,000)	31-Oct-2014	31-Oct-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010302841	USD	(5,000,000)	(5,000,000)	31-Oct-2014	03-Nov-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010303122	USD	(16,000,000)	(16,000,000)	04-Nov-2014	04-Nov-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010303139	USD	(40,000,000)	(40,000,000)	04-Nov-2014	05-Nov-2014	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010303167	USD	(35,000,000)	(35,000,000)	04-Nov-2014	05-Nov-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010303171	USD	(30,000,000)	(30,000,000)	05-Nov-2014	05-Nov-2014	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010303307	USD	(370,000)	(370,000)	07-Nov-2014	10-Nov-2014	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010303601	USD	(15,000,000)	(15,000,000)	13-Nov-2014	13-Nov-2014	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010303628	USD	(50,000,000)	(50,000,000)	13-Nov-2014	13-Nov-2014	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010303604	USD	(5,000,000)	(5,000,000)	13-Nov-2014	14-Nov-2014	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010303605	USD	(5,000,000)	(5,000,000)	13-Nov-2014	14-Nov-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010303657	USD	(75,000,000)	(75,000,000)	13-Nov-2014	14-Nov-2014	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010303694	USD	(37,000,000)	(37,000,000)	13-Nov-2014	14-Nov-2014	21-Jan-2015

Page 9/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010303720	USD	(62,000,000)	(62,000,000)	14-Nov-2014	18-Nov-2014	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010303798	USD	(50,000,000)	(50,000,000)	18-Nov-2014	18-Nov-2014	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010304386	USD	(50,000,000)	(50,000,000)	02-Dec-2014	02-Dec-2014	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010304387	USD	(50,000,000)	(50,000,000)	02-Dec-2014	02-Dec-2014	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304390	USD	(35,000,000)	(35,000,000)	02-Dec-2014	02-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304395	USD	(5,000,000)	(5,000,000)	02-Dec-2014	02-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010304401	USD	(25,000,000)	(25,000,000)	02-Dec-2014	02-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304411	USD	(30,000,000)	(30,000,000)	02-Dec-2014	02-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010304402	USD	(200,000,000)	(200,000,000)	02-Dec-2014	03-Dec-2014	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304403	USD	(25,000,000)	(25,000,000)	02-Dec-2014	03-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010304446	USD	(150,000,000)	(150,000,000)	03-Dec-2014	03-Dec-2014	02-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010304447	USD	(25,000,000)	(25,000,000)	03-Dec-2014	03-Dec-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010304448	USD	(50,000,000)	(50,000,000)	03-Dec-2014	04-Dec-2014	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010304449	USD	(100,000,000)	(100,000,000)	03-Dec-2014	04-Dec-2014	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010304450	USD	(10,000,000)	(10,000,000)	03-Dec-2014	04-Dec-2014	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010304480	USD	(125,000,000)	(125,000,000)	04-Dec-2014	04-Dec-2014	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010304542	USD	(5,000,000)	(5,000,000)	04-Dec-2014	05-Dec-2014	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010304671	USD	(4,000,000)	(4,000,000)	04-Dec-2014	05-Dec-2014	27-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304890	USD	(25,000,000)	(25,000,000)	08-Dec-2014	09-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010304519	USD	(400,000,000)	(400,000,000)	04-Dec-2014	10-Dec-2014	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010304541	USD	(200,000,000)	(200,000,000)	04-Dec-2014	10-Dec-2014	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304889	USD	(100,000,000)	(100,000,000)	08-Dec-2014	10-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010304898	USD	(100,000,000)	(100,000,000)	08-Dec-2014	10-Dec-2014	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010305246	USD	(100,000,000)	(100,000,000)	11-Dec-2014	11-Dec-2014	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010305248	USD	(100,000,000)	(100,000,000)	11-Dec-2014	11-Dec-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010305284	USD	(78,400,000)	(78,400,000)	11-Dec-2014	11-Dec-2014	27-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010305285	USD	(2,000,000)	(2,000,000)	11-Dec-2014	12-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305420	USD	(50,000,000)	(50,000,000)	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305422	USD	(300,000,000)	(300,000,000)	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010305423	USD	(13,000,000)	(13,000,000)	16-Dec-2014	16-Dec-2014	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305429	USD	(50,000,000)	(50,000,000)	16-Dec-2014	16-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305424	USD	(100,000,000)	(100,000,000)	16-Dec-2014	17-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010305426	USD	(50,000,000)	(50,000,000)	16-Dec-2014	17-Dec-2014	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010305425	USD	(50,000,000)	(50,000,000)	16-Dec-2014	19-Dec-2014	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS2MAR15	0010305668	USD	(100,000,000)	(100,000,000)	19-Dec-2014	19-Dec-2014	02-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27FEB15	0010305669	USD	(100,000,000)	(100,000,000)	19-Dec-2014	19-Dec-2014	27-Feb-2015

Page 10/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010305680	USD	(100,000,000)	(100,000,000)	22-Dec-2014	22-Dec-2014	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010305688	USD	(50,000,000)	(50,000,000)	22-Dec-2014	23-Dec-2014	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010306100	USD	(84,000,000)	(84,000,000)	05-Jan-2015	05-Jan-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010306101	USD	(500,000,000)	(500,000,000)	05-Jan-2015	07-Jan-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6MAR15	0010306102	USD	(640,000)	(640,000)	05-Jan-2015	07-Jan-2015	06-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010306106	USD	(100,000,000)	(100,000,000)	06-Jan-2015	07-Jan-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS27MAR15	0010306107	USD	(25,000,000)	(25,000,000)	06-Jan-2015	07-Jan-2015	27-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS9MAR15	0010306155	USD	(20,000,000)	(20,000,000)	07-Jan-2015	08-Jan-2015	09-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306282	USD	(25,000,000)	(25,000,000)	08-Jan-2015	08-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010306280	USD	(50,000,000)	(50,000,000)	08-Jan-2015	09-Jan-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010306363	USD	(5,000,000)	(5,000,000)	08-Jan-2015	09-Jan-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010306657	USD	(16,000,000)	(16,000,000)	12-Jan-2015	12-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010306668	USD	(100,000,000)	(100,000,000)	12-Jan-2015	12-Jan-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010306671	USD	(500,000,000)	(500,000,000)	12-Jan-2015	12-Jan-2015	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010306683	USD	(75,000,000)	(75,000,000)	12-Jan-2015	12-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306656	USD	(200,000,000)	(200,000,000)	12-Jan-2015	13-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010306669	USD	(50,000,000)	(50,000,000)	12-Jan-2015	13-Jan-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20FEB15	0010306672	USD	(500,000,000)	(500,000,000)	12-Jan-2015	13-Jan-2015	20-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306883	USD	(50,000,000)	(50,000,000)	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306891	USD	(50,000,000)	(50,000,000)	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010306899	USD	(50,000,000)	(50,000,000)	14-Jan-2015	14-Jan-2015	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010306905	USD	(5,000,000)	(5,000,000)	14-Jan-2015	15-Jan-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307011	USD	(50,000,000)	(50,000,000)	15-Jan-2015	15-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307012	USD	(50,000,000)	(50,000,000)	15-Jan-2015	15-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010307017	USD	(50,000,000)	(50,000,000)	15-Jan-2015	15-Jan-2015	16-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307176	USD	(50,000,000)	(50,000,000)	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307182	USD	(50,000,000)	(50,000,000)	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JAN15	0010307183	USD	(50,000,000)	(50,000,000)	16-Jan-2015	16-Jan-2015	20-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307249	USD	(50,000,000)	(50,000,000)	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307250	USD	(50,000,000)	(50,000,000)	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JAN15	0010307268	USD	(75,000,000)	(75,000,000)	20-Jan-2015	20-Jan-2015	21-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307310	USD	(50,000,000)	(50,000,000)	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307311	USD	(50,000,000)	(50,000,000)	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JAN15	0010307317	USD	(50,000,000)	(50,000,000)	21-Jan-2015	21-Jan-2015	22-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010307323	USD	(2,500,000)	(2,500,000)	21-Jan-2015	21-Jan-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010307325	USD	(3,500,000)	(3,500,000)	21-Jan-2015	21-Jan-2015	24-Mar-2015

Page 11/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307376	USD	(50,000,000)	(50,000,000)	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307377	USD	(50,000,000)	(50,000,000)	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010307390	USD	(88,000,000)	(88,000,000)	22-Jan-2015	22-Jan-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JAN15	0010307393	USD	(75,000,000)	(75,000,000)	22-Jan-2015	22-Jan-2015	23-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010307456	USD	(50,000,000)	(50,000,000)	23-Jan-2015	23-Jan-2015	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS26JAN15	0010307480	USD	(50,000,000)	(50,000,000)	23-Jan-2015	23-Jan-2015	26-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010307583	USD	(50,000,000)	(50,000,000)	26-Jan-2015	26-Jan-2015	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JAN15	0010307584	USD	(50,000,000)	(50,000,000)	26-Jan-2015	26-Jan-2015	27-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010307610	USD	(100,000,000)	(100,000,000)	27-Jan-2015	27-Jan-2015	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JAN15	0010307611	USD	(100,000,000)	(100,000,000)	27-Jan-2015	27-Jan-2015	28-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010307638	USD	(100,000,000)	(100,000,000)	28-Jan-2015	28-Jan-2015	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JAN15	0010307649	USD	(100,000,000)	(100,000,000)	28-Jan-2015	28-Jan-2015	29-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307693	USD	(100,000,000)	(100,000,000)	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307694	USD	(100,000,000)	(100,000,000)	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS30JAN15	0010307697	USD	(100,000,000)	(100,000,000)	29-Jan-2015	29-Jan-2015	30-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010307692	USD	(75,000,000)	(75,000,000)	29-Jan-2015	30-Jan-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307770	USD	(100,000,000)	(100,000,000)	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307794	USD	(100,000,000)	(100,000,000)	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307795	USD	(50,000,000)	(50,000,000)	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS002FEB15	0010307796	USD	(100,000,000)	(100,000,000)	30-Jan-2015	30-Jan-2015	02-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010308144	USD	(50,000,000)	(50,000,000)	02-Feb-2015	02-Feb-2015	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3FEB15	0010308145	USD	(50,000,000)	(50,000,000)	02-Feb-2015	02-Feb-2015	03-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010308156	USD	(15,000,000)	(15,000,000)	02-Feb-2015	02-Feb-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010308177	USD	(50,000,000)	(50,000,000)	03-Feb-2015	03-Feb-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010308178	USD	(50,000,000)	(50,000,000)	03-Feb-2015	03-Feb-2015	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS4FEB15	0010308179	USD	(50,000,000)	(50,000,000)	03-Feb-2015	03-Feb-2015	04-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010308183	USD	(50,000,000)	(50,000,000)	03-Feb-2015	03-Feb-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010308184	USD	(50,000,000)	(50,000,000)	03-Feb-2015	03-Feb-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010308196	USD	(10,000,000)	(10,000,000)	03-Feb-2015	03-Feb-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010308198	USD	(25,000,000)	(25,000,000)	03-Feb-2015	03-Feb-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308234	USD	(50,000,000)	(50,000,000)	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308235	USD	(50,000,000)	(50,000,000)	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS5FEB15	0010308236	USD	(50,000,000)	(50,000,000)	04-Feb-2015	04-Feb-2015	05-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308263	USD	(50,000,000)	(50,000,000)	05-Feb-2015	05-Feb-2015	06-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308268	USD	(50,000,000)	(50,000,000)	05-Feb-2015	05-Feb-2015	06-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS6FEB15	0010308281	USD	(50,000,000)	(50,000,000)	05-Feb-2015	05-Feb-2015	06-Feb-2015

Page 12/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010308362	USD	(50,000,000)	(50,000,000)	06-Feb-2015	06-Feb-2015	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS9FEB15	0010308387	USD	(50,000,000)	(50,000,000)	06-Feb-2015	06-Feb-2015	09-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010308453	USD	(50,000,000)	(50,000,000)	09-Feb-2015	09-Feb-2015	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS10FEB15	0010308456	USD	(50,000,000)	(50,000,000)	09-Feb-2015	09-Feb-2015	10-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010308631	USD	(50,000,000)	(50,000,000)	10-Feb-2015	10-Feb-2015	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11FEB15	0010308632	USD	(50,000,000)	(50,000,000)	10-Feb-2015	10-Feb-2015	11-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308671	USD	(50,000,000)	(50,000,000)	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308672	USD	(50,000,000)	(50,000,000)	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12FEB15	0010308704	USD	(50,000,000)	(50,000,000)	11-Feb-2015	11-Feb-2015	12-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010308820	USD	(50,000,000)	(50,000,000)	12-Feb-2015	12-Feb-2015	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS13FEB15	0010308821	USD	(50,000,000)	(50,000,000)	12-Feb-2015	12-Feb-2015	13-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308892	USD	(50,000,000)	(50,000,000)	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308893	USD	(50,000,000)	(50,000,000)	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010308901	USD	(25,000,000)	(25,000,000)	13-Feb-2015	13-Feb-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17FEB15	0010308926	USD	(50,000,000)	(50,000,000)	13-Feb-2015	13-Feb-2015	17-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010308921	USD	(200,000,000)	(200,000,000)	13-Feb-2015	17-Feb-2015	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010308986	USD	(50,000,000)	(50,000,000)	17-Feb-2015	17-Feb-2015	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS18FEB15	0010308988	USD	(50,000,000)	(50,000,000)	17-Feb-2015	17-Feb-2015	18-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308985	USD	(200,000,000)	(200,000,000)	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308987	USD	(100,000,000)	(100,000,000)	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308989	USD	(100,000,000)	(100,000,000)	17-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS19FEB15	0010308994	USD	(50,000,000)	(50,000,000)	18-Feb-2015	18-Feb-2015	19-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309046	USD	(50,000,000)	(50,000,000)	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309050	USD	(50,000,000)	(50,000,000)	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS23FEB15	0010309073	USD	(50,000,000)	(50,000,000)	20-Feb-2015	20-Feb-2015	23-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010309088	USD	(50,000,000)	(50,000,000)	23-Feb-2015	23-Feb-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS24FEB15	0010309136	USD	(50,000,000)	(50,000,000)	23-Feb-2015	23-Feb-2015	24-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS31MAR15	0010309115	USD	(200,000,000)	(200,000,000)	23-Feb-2015	24-Feb-2015	31-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309157	USD	(50,000,000)	(50,000,000)	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309160	USD	(50,000,000)	(50,000,000)	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309177	USD	(100,000,000)	(100,000,000)	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS25FEB15	0010309181	USD	(100,000,000)	(100,000,000)	24-Feb-2015	24-Feb-2015	25-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309247	USD	(50,000,000)	(50,000,000)	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309248	USD	(50,000,000)	(50,000,000)	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS26FEB15	0010309249	USD	(50,000,000)	(50,000,000)	25-Feb-2015	25-Feb-2015	26-Feb-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309744	USD	(100,000,000)	(100,000,000)	02-Mar-2015	02-Mar-2015	03-Mar-2015

Page 13/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type/ Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309745	USD	(100,000,000)	(100,000,000)	02-Mar-2015	02-Mar-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS3MAR15	0010309746	USD	(100,000,000)	(100,000,000)	02-Mar-2015	02-Mar-2015	03-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010309817	USD	(100,000,000)	(100,000,000)	03-Mar-2015	03-Mar-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR15	0010309818	USD	(100,000,000)	(100,000,000)	03-Mar-2015	03-Mar-2015	04-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310211	USD	(100,000,000)	(100,000,000)	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310212	USD	(100,000,000)	(100,000,000)	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS10MAR15	0010310234	USD	(100,000,000)	(100,000,000)	09-Mar-2015	09-Mar-2015	10-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010310324	USD	(100,000,000)	(100,000,000)	10-Mar-2015	10-Mar-2015	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS11MAR15	0010310325	USD	(100,000,000)	(100,000,000)	10-Mar-2015	10-Mar-2015	11-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010310445	USD	(100,000,000)	(100,000,000)	11-Mar-2015	11-Mar-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS12MAR15	0010310448	USD	(100,000,000)	(100,000,000)	11-Mar-2015	11-Mar-2015	12-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAR15	0010310509	USD	(100,000,000)	(100,000,000)	12-Mar-2015	12-Mar-2015	13-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS13MAR15	0010310513	USD	(100,000,000)	(100,000,000)	12-Mar-2015	12-Mar-2015	13-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310567	USD	(28,000,000)	(28,000,000)	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310580	USD	(22,000,000)	(22,000,000)	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310581	USD	(50,000,000)	(50,000,000)	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310582	USD	(50,000,000)	(50,000,000)	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS16MAR15	0010310584	USD	(100,000,000)	(100,000,000)	13-Mar-2015	13-Mar-2015	16-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310626	USD	(100,000,000)	(100,000,000)	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310628	USD	(100,000,000)	(100,000,000)	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS17MAR15	0010310639	USD	(100,000,000)	(100,000,000)	16-Mar-2015	16-Mar-2015	17-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS18MAR15	0010310669	USD	(100,000,000)	(100,000,000)	17-Mar-2015	17-Mar-2015	18-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310894	USD	(100,000,000)	(100,000,000)	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310895	USD	(50,000,000)	(50,000,000)	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS20MAR15	0010310911	USD	(50,000,000)	(50,000,000)	19-Mar-2015	19-Mar-2015	20-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310928	USD	(100,000,000)	(100,000,000)	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310930	USD	(100,000,000)	(100,000,000)	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS23MAR15	0010310950	USD	(71,590,000)	(71,590,000)	20-Mar-2015	20-Mar-2015	23-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310953	USD	(100,000,000)	(100,000,000)	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310958	USD	(100,000,000)	(100,000,000)	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS24MAR15	0010310968	USD	(100,000,000)	(100,000,000)	23-Mar-2015	23-Mar-2015	24-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010311007	USD	(50,000,000)	(50,000,000)	24-Mar-2015	24-Mar-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010311019	USD	(100,000,000)	(100,000,000)	24-Mar-2015	24-Mar-2015	25-Mar-2015
DIN/SELL USD/IBRD/DIN IBRDUS30MAR15	0010311172	USD	(50,000,000)	(50,000,000)	27-Mar-2015	27-Mar-2015	30-Mar-2015

Sub-total Matured Borrowings - United States Dollar			(17,070,905,000)	(17,070,905,000)

Page 14/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2015 through March 31, 2015

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0315NGN14.00	0000012962	NGN	(6,500,000,000)	(32,655,090)	21-Mar-2014	31-Mar-2014	31-Mar-2015

Sub-total New Borrowings - Nigerian Naira			(6,500,000,000)	(32,655,090)

Total Matured Borrowings				(17,103,560,090)

Page 15/15